      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1998


                                             1933 ACT REGISTRATION NO. 333-46113

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM
                            VARIABLE LIFE INSURANCE

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)

               120 Madison Street, Suite 1700, Syracuse, NY 13202

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code


                                 (888) 223-1860



         Robert O. Sheppard, Esquire                       COPY TO:
  Lincoln Life & Annuity Company of New York       George N. Gingold, Esq.
        120 Madison Street, Suite 1700              197 King Philip Drive
              Syracuse NY 13202                  West Hartford, CT 06117-1409
   (NAME AND ADDRESS OF AGENT FOR SERVICE)


            Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.


  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS

                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6


  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
             1     Cover Page Highlights

             2     Cover Page

             3     *

             4     Distribution of Policies

             5     LLANY

          6(a)     The Variable Account

          6(b)     *

             9     Legal Proceedings

     10(a)-(c)     Right-to-Examine Period; Surrenders; Accumulation Value;
                   Reports to Policy Owners

         10(d)     Right to Exchange for a Fixed Benefit Policy; Policy Loans;
                   Surrenders; Allocation of Net Premium Payments

         10(e)     Lapse and Reinstatement

         10(f)     Voting Rights

     10(g)-(h)     Substitution of Securities

         10(i)     Premium Payments; Transfers; Death Benefit; Policy Values;
                   Settlement Options

            11     The Funds

            12     The Funds

            13     Charges; Fees

            14     Issuance

            15     Premium Payments; Transfers

            16     The Variable Account

            17     Surrenders

            18     The Variable Account

            19     Reports to Policy Owners

            20     *

            21     Policy Loans

            22     *

            23     LLANY

            24     Incontestability; Suicide; Misstatement of Age or Sex

            25     LLANY

            26     Fund Participation Agreements

            27     The Variable Account

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
            28     Directors and Officers of LLANY

            29     LLANY

            30     *

            31     *

            32     *

            33     *

            34     *

            35     *

            37     *

            38     Distribution of Policies

            39     Distribution of Policies

            40     *

         41(a)     Distribution of Policies

            42     *

            43     *

            44     The Funds; Premium Payments

            45     *

            46     Surrenders

            47     The Variable Account; Surrenders, Transfers

            48     *

            49     *

            50     The Variable Account

            51 Cover Page; Highlights; Premium Payments; Right to Exchange for a Fixed Benefit Policy

            52     Substitution of Securities

            53     Tax Matters

            54     *

            55     *

* Not Applicable

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


HOME OFFICE LOCATION:  ADMINISTRATIVE OFFICE         ADMINISTRATIVE OFFICE
LINCOLN LIFE &         LOCATION:                     MAILING ADDRESS:
ANNUITY                ANNUITY AND VARIABLE LIFE     ANNUITY AND VARIABLE
  COMPANY OF NEW YORK  SERVICES CENTER               LIFE
120 MADISON STREET     METROCENTER                   SERVICES CENTER
SUITE 1700             350 CHURCH STREET, MVL1       P.O. BOX 150482
SYRACUSE, NY 13202     HARTFORD, CT 06103-1106       HARTFORD, CT 06115-0482
(888)223-1860          (800)552-9898


--------------------------------------------------------------------------------
              THE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

Through this prospectus, Lincoln Life & Annuity Company of New York ("LLANY") offers a flexible premium variable life insurance contract ("POLICY") which pays death benefits on the death of the second to die of the two Insureds named in the Policy ("SECOND DEATH"). The Policy allows flexible premium payments and a choice between two death benefit options. Applicants should carefully consider whether such a "second-to-die" Policy, which pays a death benefit only on the Second Death, is appropriate to their financial objectives.


The Policy is funded through one or more of twenty different mutual funds ("FUNDS"), available through LLANY's Separate Account, and LLANY's fixed option, the Fixed Account. The performance and values of the Funds are not guaranteed or otherwise assured by LLANY. The Fixed Account, which credits at least 4% per year interest on principal, is an obligation of, and guaranteed by, LLANY. Special limits apply to withdrawals and transfers from the Fixed Account. This Prospectus describes only the Separate Account options unless the Fixed Account is specifically mentioned.



The Policy's value and (depending on the death benefit option selected) the Death Benefit Proceeds may vary with the investment return on the Owner's funding options. Policy values may be used to continue the Policy in force, borrowed in part, withdrawn in part or, subject to a surrender charge, surrendered in full. After the Second Death, the Beneficiary may choose among settlement options equivalent to the Death Benefit Proceeds, or receive the Death Benefit Proceeds in a lump sum.


Each of the Funds available through the Separate Account has its own investment objective. The funding options available in the Separate Account are:

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund
AIM V.I. Diversified Income Fund
AIM V.I. Growth Fund
AIM V.I. Value Fund


BT INSURANCE FUNDS TRUST
BT Equity 500 Index Fund



DELAWARE GROUP PREMIUM FUND, INC.
Emerging Markets Series
Small Cap Value Series
Trend Series


FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio
Investment Grade Bond Portfolio

LINCOLN NATIONAL MONEY MARKET FUND, INC.
Money Market Fund



MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series



OCC ACCUMULATION TRUST
Global Equity Portfolio
Managed Portfolio



TEMPLETON VARIABLE PRODUCTS SERIES FUND
Templeton Asset Allocation Fund Class 1
Templeton International Fund Class 1
Templeton Stock Fund Class 1


It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

The Policy described in this prospectus is available only in New York.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS AVAILABLE AS INVESTMENT OPTIONS THROUGH THE SEPARATE ACCOUNT UNDER THE POLICY OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ CAREFULLY TO UNDERSTAND THE POLICY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        PROSPECTUS DATED: JULY   , 1998

                               TABLE OF CONTENTS

                    CONTENTS                         PAGE
DEFINITIONS.....................................           3
HIGHLIGHTS......................................           5
  PURPOSE OF POLICY.............................           5
  INITIAL CHOICES TO BE MADE....................           5
  LEVEL OR VARYING DEATH BENEFIT................           6
  PREMIUM PAYMENTS..............................           6
  SELECTION OF UNDERLYING INVESTMENTS...........           6
  CHARGES AND FEES..............................           6
INFORMATION ABOUT LLANY AND THE SEPARATE
 ACCOUNT........................................           7
PURPOSE OF THE POLICY...........................           8
  Personal Circumstances........................           8
    Market, Interest Rate and Credit Risk
     Exposure...................................           8
  Replacements..................................           8
APPLICATION.....................................           9
OWNERSHIP.......................................           9
BENEFICIARY.....................................          10
INSUREDS........................................          10
THE CONTRACT....................................          10
  Policy Specifications.........................          10
PREMIUM FEATURES................................          10
  Additional Premiums; Planned Premiums.........          11
    Limits on Right to Make Payments of
     Additional and Planned Premiums............          11
    Premium Load; Net Premium Payment...........          11
RIGHT-TO-EXAMINE PERIOD.........................          11
TRANSFERS AND ALLOCATION AMONG ACCOUNTS.........          11
  Allocation of Net Premium Payments............          11
  Transfers.....................................          12
  Optional Sub-Account Allocation Programs......          12
    Dollar Cost Averaging.......................          12
    Automatic Rebalancing.......................          13
INVESTMENT OPTIONS..............................          13
  Fixed Account.................................          13
  Variable Account..............................          14
POLICY VALUES...................................          14
  Accumulation Value............................          15
  Variable Account Value........................          15
    Variable Accumulation Unit Value............          15
    Variable Accumulation Units.................          15
  Fixed Account and Loan Account Value..........          16
  Net Accumulation Value........................          16
FUNDS...........................................          16
  Substitution of Securities....................          20
  Voting Rights.................................          20
  Fund Participation Agreements.................          20
CHARGES AND FEES................................          20
  Deductions Made Monthly.......................          21
    Monthly Deduction...........................          21
    Cost of Insurance Charge....................          21
  Mortality and Expense Risk Charge and Fund
   Expenses.....................................          22
    Surrender Charges...........................          24

                    CONTENTS                         PAGE
  Transaction Fee for Excess Transfers..........          24
DEATH BENEFITS..................................          24
  Death Benefit Options.........................          24
  Changes in Death Benefit Options and Specified
   Amount.......................................          25
  Federal Income Tax Definition of Life
   Insurance....................................          26
NOTICE OF DEATH OF INSUREDS.....................          26
PAYMENT OF DEATH BENEFIT PROCEEDS...............          26
SETTLEMENT OPTIONS..............................          27
POLICY LIQUIDITY................................          27
  Policy Loans..................................          27
  Partial Surrender.............................          28
  Surrender of the Policy.......................          29
    Surrender Value.............................          29
  Deferral of Payment and Transfers.............          29
ASSIGNMENT; CHANGE OF OWNERSHIP.................          29
LAPSE AND REINSTATEMENT.........................          30
  Lapse of a Policy.............................          30
    No Lapse Provision..........................          30
  Reinstatement of a Lapsed Policy..............          30
COMMUNICATIONS WITH LLANY.......................          31
  Proper Written Form...........................          31
OTHER POLICY PROVISIONS.........................          31
  Issuance......................................          31
  Date of Coverage..............................          31
  Right to Exchange the Policy..................          31
  Paid-up Insurance Option......................          32
  Incontestability..............................          32
  Misstatement of Age or Gender.................          32
  Suicide.......................................          32
  Nonparticipating Policies.....................          33
TAX ISSUES......................................          33
  Tax Treatment of Death Benefit................          33
  Federal Income Tax Considerations.............          33
  Taxation of LLANY.............................          34
  Other Considerations..........................          34
FAIR VALUE OF THE POLICY........................          34
DIRECTORS AND OFFICERS OF LLANY.................          35
DISTRIBUTION OF POLICIES........................          37
CHANGES OF INVESTMENT POLICY....................          37
OTHER CONTRACTS ISSUED BY LLANY.................          37
STATE REGULATION................................          38
REPORTS TO OWNERS...............................          38
ADVERTISING.....................................          38
YEAR 2000 ISSUES................................          38
EXPERTS.........................................          39
REGISTRATION STATEMENT..........................          40
FINANCIAL STATEMENTS............................          40
Illustrations...................................
Appendices......................................
Appendix 1......................................          71
  Illustration of Accumulation Values, Surrender
   Values, and Death Benefit Proceeds...........          71

DEFINITIONS

                    ACCUMULATION VALUE: The sum of the Fixed Account Value, Variable Account Value and the Loan Account Value.


                    ADMINISTRATIVE OFFICE: The administrative office of Lincoln Life & Annuity Company of New York, whose mailing address is P.O. Box 150482, Hartford, CT 06115-0482.


                    AGE: The age of the subject person at her or his nearest birthday.

                    BENEFICIARY: The person designated by the applicant or Owner to receive any Death Benefit Proceeds payable under the Policy.

                    CODE: The Internal Revenue Code of 1986, as amended.

                    COMMISSION: The Securities and Exchange Commission.

                    CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Accumulation Value rather than by reference to the Specified Amount to satisfy the Internal Revenue Service definition of "life insurance."

                    COST OF INSURANCE: The portion of the Monthly Deduction designed to compensate LLANY (defined below) for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.


                    COVERAGE DATE: The Policy Anniversary nearest the younger Insured's age 100, and the date upon which the Policy matures.


                    DATE OF ISSUE: The date on which LLANY begins life insurance coverage under a Policy.

                    DEATH BENEFIT OPTION: Either of two methods for determining the Death Benefit Proceeds.

                    DEATH BENEFIT PROCEEDS: The amount payable to the Beneficiary upon the Second Death (defined below), in accordance with the Death Benefit Option elected, before deduction of the amount necessary to repay any loans in full, and overdue deductions.

                    EFFECTIVE DATE: The date on which the initial premium is applied to the Policy.

                    FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate of not less than 4% per year. Fixed Account assets are general assets of LLANY held in LLANY's General Account.

                    FIXED ACCOUNT VALUE: The portion of the Accumulation Value, other than the Loan Account Value, held in LLANY's General Account.


                    FUND(S): One or more of AIM Variable Insurance Funds, Inc. -- AIM V.I. Capital Appreciation Fund, AIM V.I. Diversified Income Fund, AIM V.I. Growth Fund, AIM V.I. Value Fund; BT Insurance Funds Trust -- BT Equity 500 Index Fund; Delaware Group Premium Fund, Inc. -- Emerging Markets Series, Small Cap Value Series, Trend Series; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio; Fidelity Variable Insurance Products Fund II -- Asset Manager Portfolio, Investment Grade Bond Portfolio; Lincoln National Money Market Fund, Inc. -- Money Market Fund;
                    MFS-Registered Trademark- Variable Insurance Trust -- MFS Emerging Growth Series, MFS Total Return Series, MFS Utilities Series; Templeton Variable Products Series Fund (Class 1) -- Templeton Asset Allocation Fund, Templeton International Fund, Templeton Stock Fund; OCC Accumulation Trust -- Global Equity Portfolio and Managed Portfolio. Each of them is an open-end management investment company (mutual fund) whose shares are available to fund a Variable Sub-Account under the Policy.


                    GENERAL ACCOUNT: LLANY's general asset account, in which assets attributable to the non-variable portion of the Policies are held.

                    GRACE PERIOD: The 61-day period following a Monthly Anniversary Day on which the Policy's Net Accumulation Value is insufficient to cover the current Monthly Deduction. LLANY will send notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless a sufficient payment (described in the notification letter) is received by LLANY.

                    HOME OFFICE: The Headquarters of Lincoln Life & Annuity Company of New York, located at 120 Madison Street, Suite 1700, Syracuse, NY 13202.

                    INITIAL SPECIFIED AMOUNT: The amount (at least $250,000), originally chosen by the applicant, initially equal to the Death Benefit. The Specified Amount may be increased or decreased as described in this Prospectus.

                    INSURED: Each of the two persons whose lives are insured by the Policy. Any Death Benefit is payable only on the Second Death of the Insureds.

                    LLANY: Lincoln Life & Annuity Company of New York.

                    LOAN ACCOUNT: The account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed and Variable Sub-Accounts. The Loan Account is part of LLANY's General Account.


                    LOAN ACCOUNT VALUE: The value of the Loan Account.


                    MONTHLY ANNIVERSARY DAY: The day of the month (as shown in the Policy Specifications) when LLANY makes the Monthly Deduction, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that month.

                    MONTHLY DEDUCTION: The monthly deduction made from Net Accumulation Value; this deduction includes the cost of insurance, an administrative expense charge, and charges for supplemental riders or benefits, if applicable.

                    NET ACCUMULATION VALUE: The Accumulation Value less the Loan Account Value.

                    NET AMOUNT AT RISK: The Death Benefit minus the Accumulation Value.

                    NET PREMIUM PAYMENT: The portion of a Premium Payment, after deduction of 8.0% for the premium load, available for allocation to the Fixed and Variable Sub-Accounts.

                    NO LAPSE PREMIUM: The cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing.

                    OWNER: The person or persons (including non-natural persons), holding legal ownership rights to the Policy so long as one or both Insureds are living.

                    PLANNED PREMIUMS: The amount of premium (as shown in the Policy Specifications) the applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    POLICY: The life insurance contract described in this Prospectus.

                    POLICY ANNIVERSARY: The day of the year the Policy was issued, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that year.

                    POLICY YEAR: Each twelve-month period, beginning on the Date of Issue, during which the Policy is in effect.

                    PREMIUM PAYMENT: A premium payment made to LLANY under the Policy.


                    RIGHT-TO-EXAMINE PERIOD: The period of time, 10 days, beginning when the Policy is delivered to the Owner, during which the Owner may return the Policy and receive a refund of premiums paid.


                    SECOND DEATH: The Death of the second of the two Insureds to die.

                    SEPARATE ACCOUNT: LLANY Separate Account R for Flexible Premium Variable Life Insurance. Assets maintained in the Separate Account are kept separate from the general assets of LLANY and are not subject to the general liabilities of LLANY.

                    SETTLEMENT OPTION(S): Several ways in which the Beneficiary may receive Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    SUB-ACCOUNTS: The investment options available under this Policy, including Fixed and Variable Sub-Accounts.

                    SURRENDER CHARGE: The amount retained by LLANY upon the full surrender of the Policy.

                    SURRENDER VALUE: The amount an Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value minus the applicable Surrender Charge. All of the Surrender Value may be applied to one or more of the Settlement Options.

                    VALUATION DAY: Every day on which Accumulation Units are valued; that is any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Commission, so that valuation or disposal of securities is not practicable.

                    VALUATION PERIOD: The period of time beginning on the day following a Valuation Day and ending on the next Valuation Day. A Valuation Period may be more than one day in length.

                    VARIABLE ACCOUNT: The aggregate of the Variable Sub-Accounts of LLANY Separate Account R for Flexible Premium Variable Life Insurance each invested in shares of a Fund. The Variable Account is also the Separate Account.

                    VARIABLE ACCOUNT VALUE: The portion of the Accumulation Value attributable to the Variable Account.

                    VARIABLE ACCUMULATION UNIT: A unit of measure used to calculate the value of a Variable Sub-Account.

HIGHLIGHTS

                    The Policy is a flexible premium variable life insurance policy. Its values may be accumulated on a fixed, variable or combination basis.

                    PURPOSE OF POLICY

                    The Policy insures two Insureds. The Death Benefit under the Policy is payable only on the Second Death of the two Insureds. The Policy is appropriate when the Owner desires to provide Death Benefits only after the Second Death. For example, the Policy may be suitable to insure a dual income couple who desire to provide support for their dependents in the event both should die, or when a couple desires to provide liquidity to their heirs on the Second Death. It would not be suitable when the need for a source of replacement income or liquidity will occur after the death of only a single Insured.

                    INITIAL CHOICES TO BE MADE

                    The Owner (initially, the applicant) has at least three important choices under the Policy. The Owner selects:

                       1)One of the two Death Benefit Options;
                       2)The amount and frequency of Premium Payments; and
                       3)The allocation of Net Premium Payments to underlying
                         investments.

                    LEVEL OR VARYING DEATH BENEFIT


                    There are two death benefit options (each a "DEATH BENEFIT OPTION"). The amount payable under each is determined as of the date of the Second Death. The Death Benefit Proceeds are the greater of the amount payable under (a) the Death Benefit Option selected and (b) the Corridor Death Benefit (see page 25). Death Benefit Option 1 provides a death benefit of the Specified Amount. Death Benefit Option 2 provides a death benefit of the Specified Amount plus the Accumulation Value as of the end of the Valuation Period in which LLANY receives Due Proof of Death of both Insureds. (SEE "DEATH BENEFITS, DEATH BENEFIT OPTIONS"). If the applicant fails to designate a Death Benefit Option, Death Benefit Option 1 applies.



                    It is sometimes possible to change the Death Benefit Option or the Specified Amount. (SEE "Death Benefit, CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT").


                    PREMIUM PAYMENTS


                    The Policy provides for flexible Premium Payments. The Owner may make an initial Premium Payment, elect a premium payment plan under which periodic reminder notices will be sent for Planned Premiums, or make fixed or varying Premium Payments from time to time, or some combination of these. To the extent that the Net Accumulation Value is insufficient to pay required deductions (including the Cost of Insurance), a Premium Payment will be required to continue the Policy in force and a premium notice will be sent. If a Premium Payment required to continue the Policy in force is not received in a timely manner, the Policy will lapse. If the Policy lapses it may be reinstated under certain circumstances. The Policy will not lapse if, on each Monthly Anniversary, the Owner has met the No Lapse Premium requirement. (SEE "Lapse and Reinstatement, NO LAPSE PROVISION") Premium Payments are refundable during the Right-to-Examine Period. The right of the Owner to make Premium Payments may be limited by LLANY in certain circumstances and may be limited by applicable tax laws.


                    SELECTION OF UNDERLYING INVESTMENTS


                    The Owner allocates the Net Premium Payments among the Variable Sub-Accounts in the Separate Account, each of which invests only in shares of a particular Fund, and the Fixed Account. The initial Premium Payment is allocated to the Sub-Accounts after the end of the Right-to-Examine Period (SEE "Right-To-Examine Period"). Allocations to each Fixed and Variable Sub-Account must be in whole percentages. At this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. LLANY may increase the maximum number of Sub-Accounts in the future. The values of the Variable Sub-Accounts are not guaranteed and will vary with the investment performance of the Funds chosen by the Owner.


                    CHARGES AND FEES


                    There is a 8.0% premium load on all Premium Payments. (SEE "Premium Payments, PREMIUM LOAD").



                    Monthly Deductions are made for the Cost of Insurance and any riders. (SEE "Certain Fees and Charges, COST OF INSURANCE CHARGE").


                    Monthly Deductions (a flat dollar fee of $12.50 per month during the first Policy Year and, currently $5 per month thereafter) and a charge of $0.09 per $1000 of Specified Amount for the first 20 years of the Policy are made to compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance.

                    An additional monthly charge of $0.01 per $1,000 of Specified Amount will also be imposed if the No Lapse Provision is selected and remains in effect. (SEE "Certain Fees and Charges, MONTHLY DEDUCTION").



                    Daily deductions from each Variable Sub-Account are made for the mortality and expense risk. The current rate of deduction, stated as an annual percentage of the value of the Variable Sub-Account, is 0.80%. (SEE "Certain Fees and Charges, MORTALITY AND EXPENSE RISK CHARGE").



                    Investment results for each Variable Sub-Account are affected by each Fund's daily charge for management fees; these charges vary by Fund and are shown on pages 22-23 of this Prospectus.



                    A transaction fee of $25 is imposed for partial surrenders. (SEE "Policy Liquidity, PARTIAL SURRENDERS").



                    LLANY reserves the right to impose a $25 charge for each request for transfers among Fixed and Variable Sub-Accounts in excess of 12 requests in any Policy Year. (SEE "Certain Fees and Charges, TRANSACTION FEE FOR EXCESS TRANSFERS").



                    A surrender charge is deducted from proceeds (excluding Death Benefit Proceeds) payable to the Owner when the Policy is surrendered before the fifteenth anniversary of the Date of Issue or, with respect to any increase in Specified Amount, before the fifteenth anniversary of the increase. (SEE "Policy Liquidity, SURRENDER CHARGES").



                    Interest is charged on Policy loans. (SEE "Policy Liquidity, POLICY LOANS").


INFORMATION ABOUT LLANY AND THE SEPARATE ACCOUNT

                    LLANY is a life insurance company chartered under New York law on June 6, 1996. LLANY's principal offices are located at 120 Madison Street, Suite 1700, Syracuse, New York 13202. LLANY is licensed to sell life insurance policies and annuity contracts in New York.

                    LLANY is a subsidiary of The Lincoln National Life Insurance Company, which is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. Lincoln National Life Insurance Company is principally engaged in offering life insurance policies and annuity contracts, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.

                    The Lincoln National Life Insurance Company is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The principal offices of both The Lincoln National Life Insurance Company and LNC are located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. Through subsidiaries, LNC engages primarily in the businesses of insurance and financial services. Administrative services necessary for the operation of the Variable Account and the Policies are currently provided by The Lincoln National Life Insurance Company. However, neither the assets of LNC nor those of The Lincoln National Life Insurance Company support the obligations of LLANY under the Policies.


                    On January 2, 1998, LLANY and The Lincoln National Life Insurance Company entered into an indemnity reinsurance transaction whereby 100% of a block of individual life and annuity business of CIGNA Corporation was reinsured. On May 21, 1998, LLANY and The Lincoln National Life Insurance Company announced their intentions to acquire certain domestic individual life insurance business from Aetna, Inc. via a 100% indemnity reinsurance transaction. The transaction is expected to close in the fall of 1998.

                    LLANY Separate Account R for Flexible Premium Variable Life Insurance ("SEPARATE ACCOUNT" or "VARIABLE ACCOUNT") is a separate account of LLANY organized on January 29, 1998. Under New York insurance law, the income, gains and losses from separate account assets are credited to or charged against the account, without regard to other income, gains or losses of LLANY.



                    Lincoln Financial Advisors Corporation ("LFA") is the principal underwriter for the Policies. (See "Distribution of Policies").



                    The Separate Account is registered with the Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 ACT") and is subject to the law of the state in which the Policy is delivered. See also "Investment Options -- Variable Account" at pages 14-15 of this Prospectus.


PURPOSE OF THE POLICY

                    PERSONAL CIRCUMSTANCES


                    The Policy generally provides a greater death benefit for the same amount of premium, or the same death benefit for a lower premium, than would a policy on the life of only one of the Insureds. This is possible because the probability of two deaths within a given period of time is less than the probability of a single death. This Policy may be appropriate in any situation in which death benefit proceeds are not required until after the death of both Insureds. For example, a husband and wife who plan to use the marital deduction for estate tax purposes on the first death would not ordinarily need liquidity to pay estate taxes until after the Second Death. The Policy would also be appropriate in the case of a dual income couple, in which each has significant earning capacity, whose dependents will need replacement funds to provide support only after the Second Death. Such funds could be used to pay for a variety of needs of dependents, including support, medical treatment and education.


                    Applicants should consult with their professional advisors concerning the appropriateness of the Policy in their circumstances, and as to whether all appropriate legal, tax and financial factors have been taken into consideration.

                    MARKET, INTEREST RATE AND CREDIT RISK EXPOSURE


                    The use of variable life insurance rather than traditional life insurance provides greater opportunities and corresponding risks. If Death Benefit Option 2 is chosen, favorable investment performance may increase death benefits, by increasing the Net Accumulation Value, or reduce the amount of required premium payments, by funding the cost of insurance with before-tax Policy Value accumulations. On the other hand, unfavorable investment performance may cause a relative decline in death benefits if Death Benefit Option 2 is chosen, or increase the amount of premium payments required to avoid lapse. Such premium payments could be required at times when the Owner's resources most constrain his or her ability to pay them. Through selection among the underlying investments, an Owner may decide the degree of risk exposure best suited to the Owner's particular needs and circumstances. An applicant who is averse to market and interest rate risk, or wishes to provide a fixed amount of liquidity upon the Second Death, should strongly consider the purchase of a non-variable second-to-die life insurance policy. LLANY will provide information about such a policy on request to the Administrative Office.


                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, a number of matters should be considered by the applicant. First, the applicant should consider whether any commission will be paid to an agent or any other person with respect to the replacement. Second, the applicant should consider whether coverages and comparable values are available from the Policy, as compared to his or her existing policy. For example, the Insureds may no longer be insurable, or the contestability period may have elapsed with respect to the underlying policy, while the Policy could be contested. The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.


                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit LLANY to begin underwriting the risks under the Policy. A medical history and examination of each of the Insureds is required. LLANY may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by age and gender of the Insureds.



                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the "INITIAL SPECIFIED AMOUNT") of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See "Death Benefits", DEATH BENEFIT OPTIONS"). The applicant will also indicate both the frequency and amount of Premium Payments. (See "Premium Features"). The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See "Right-to-Examine Period").


OWNERSHIP

                    The Owner is the person or persons named as "OWNER" in the application, and on the Date of Issue will usually be identified as "OWNER" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural person. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY
                    The person or persons named in the application as "BENEFICIARY" are the Beneficiaries under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY at its Administrative Office. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date of recordation. No change of Beneficiary will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assigns.

INSUREDS
                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE CONTRACT
                    On issuance, a life insurance contract ("POLICY") will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of LLANY. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS


                    The Policy includes a "POLICY SPECIFICATIONS" page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guarantee Maximum Cost of Insurance Rates and the No Lapse Premium if the No Lapse Provision has been selected.


PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the frequency and the amount of Premium Payments may be selected by the Owner. After the Initial Premium Payment is paid there is no minimum premium required, unless to maintain the No Lapse Provision. (See "Lapse and Reinstatement, NO LAPSE PROVISION"). The initial Premium Payment is due on the Effective Date and must be equal to or exceed the amount necessary to provide for two Monthly Deductions or, if selected, the No Lapse Premium.

                    ADDITIONAL PREMIUMS; PLANNED PREMIUMS


                    Any later Premium Payments ("ADDITIONAL PREMIUMS")must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Premium Payments may be billed with an annual, semiannual, or quarterly frequency ("PLANNED PREMIUMS"). Pre-authorized automatic Additional Premium Payments can also be arranged at any time.


                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS


                    The Owner may increase Planned Premiums, or pay Additional Premiums prior to the Coverage Date, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.


                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 8.0% from each Premium Payment. This amount, sometimes referred to as "PREMIUM LOAD," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "NET PREMIUM PAYMENT."

RIGHT-TO-EXAMINE PERIOD


                    The Owner may return the Policy to LLANY for cancellation as follows. If the Owner mails or delivers the Policy to the Administrative Office on or before 10 days after delivery of the Policy (60 days for Policies issued in replacement of other insurance) ("RIGHT-TO-EXAMINE PERIOD"), LLANY will refund to the Owner all Premium Payments.



                    Any Premium Payments received by LLANY before the end of the Right-to-Examine Period will be held in the Money Market Fund, and will be allocated to the Sub-Accounts designated by the Owner at the end of a Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, any Premium Payments will be returned within seven days, although any refund of a Premium Payment made by check may be delayed until the check clears.


TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed and Variable Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-

                    Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts. At the present time, no more than 18 Sub-Accounts may be opened during the life of the Policy. LLANY may increase the number of Sub-Accounts in the future.

                    TRANSFERS


                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts. See pages 16-23 of this Prospectus.


                    Transfer of amounts of at least $500 from one Variable Sub-Account to another or from the Variable Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to the lesser of $250,000 or 25% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) to one or more Variable Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in a Sub-Account after a transfer must be at least $500. LLANY reserves the right to impose a charge for each transfer request in excess of 12 requests in any Policy Year, except for transfers from a Variable Sub-Account to the Fixed Account following a change in that Variable Sub-Account's investment strategy. LLANY may further limit transfers from the Fixed Account at any time.


                    Transfers must be made in proper written form. Written transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM
                    ET) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.


                    Any transfer among the Variable Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form. Any transfer made which causes the remaining value of Accumulation Units for a Variable Sub-Account or the Fixed Account to be less than $500 will result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Variable Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market. An election to Dollar Cost Average is subject to the 18 Sub-Account Limitation described under ALLOCATION OF NET PREMIUM PAYMENTS.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.


                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.



                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) one week after the Administrative Office receives a request for termination in proper written form; or (4) if the Policy is surrendered.


                    Currently, there is no charge for Dollar Cost Averaging, but LLANY reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Variable Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Variable Sub-Accounts will be subject to Automatic Rebalancing.


                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time; effective within ten business days, upon receipt by the Administrative Office of a request in proper written form.


                    Currently, there is no current charge for Automatic Rebalancing, but LLANY reserves the right to impose a charge.

INVESTMENT OPTIONS

                    FIXED ACCOUNT


                    Premium Payments allocated to the Fixed Account become part of LLANY's General Account, and do not participate in the investment experience of the Variable Account. The General Account is subject to regulation and supervision by the New York Insurance Department.


                    IN RELIANCE ON CERTAIN EXEMPTIONS, EXCLUSIONS AND RULES, LLANY HAS NOT REGISTERED INTERESTS IN THE FIXED ACCOUNT AS A SECURITY UNDER THE SECURITIES ACT OF 1933 AND HAS NOT REGISTERED THE FIXED ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO REGULATION UNDER THE 1933 ACT OR THE 1940 ACT. LLANY HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES WHICH ARE INCLUDED IN THIS PROSPECTUS WHICH RELATE TO THE GENERAL ACCOUNT AND TO THE FIXED ACCOUNT UNDER THE CONTRACT. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR ASPECTS OF THE POLICY INVOLVING THE VARIABLE ACCOUNT, AND THEREFORE CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED ACCOUNT. COMPLETE DETAILS REGARDING THE FIXED ACCOUNT ARE IN THE POLICY.

                    Premium Payments allocated to the Fixed Account are guaranteed to be credited with a minimum interest rate, specified in the Policy, of at least 4.0%. Interest in excess of 4.0% may be credited in LLANY's sole discretion. Such interest rate will be established on a prospective basis in LLANY's sole discretion and may vary by the Policy issue year and duration. LLANY may vary the way in which it credits interest to the Fixed Account from time to time.

                    ANY INTEREST IN EXCESS OF 4.0% WILL BE DECLARED IN ADVANCE IN LLANY'S SOLE DISCRETION. POLICY OWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 4.0% WILL BE DECLARED.

                    VARIABLE ACCOUNT

                    LLANY Separate Account R for Flexible Premium Variable Life Insurance was established on January 29, 1998 pursuant to a resolution of the Board of Directors of LLANY. The Variable Account is composed of the Variable Sub-Accounts. Under New York insurance law, the income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains or losses of LLANY. LLANY owns the assets in the Variable Account, but the Variable Account assets equal to its reserves and other liabilities are available first to satisfy the obligation of LLANY with respect to any obligations of LLANY funded by the Variable Account, and are not chargeable with liabilities arising out of any other business conducted by LLANY. LLANY does not guarantee the Variable Account's investment performance.


                    Net Premium Payments received by the Variable Account will be invested in Fund shares at net asset value. Monies necessary to fund deductions, charges, transfers and surrenders from the Variable Account are raised by selling Fund shares at net asset value. On each Valuation Day, the Variable Account will purchase or redeem Fund shares for each Variable Sub-Account based on a netting of all transactions for each Variable Sub-Account for that day. Fund shares held in the Variable Account are registered by book entry on the books maintained by or for the Funds.


                    The Variable Account is registered with the Commission as a unit investment trust under the 1940 Act. Registration under the 1940 Act does not involve supervision of the Variable Account or LLANY's management or investment practices or policies by the Commission.

                    LLANY has other separate accounts, some of which are registered as unit investment trusts. The other registered separate accounts hold assets that support different variable annuity contracts and variable life insurance policies of LLANY.

POLICY VALUES

                    The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Required Premium Payments, if any, will vary based on the investment performance of the underlying investments. A market downturn, affecting the Variable Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. Review of periodic statements is strongly suggested to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    Each Owner will be advised at least annually of the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Variable Sub-Account values, the Fixed Account Value and the Loan Account Value.


                    ACCUMULATION VALUE


                    Each Net Premium Payment will be credited to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The "ACCUMULATION VALUE" of a Policy is determined by: (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Variable Sub-Account by its appropriate current Variable Accumulation Unit Value; (2) if a combination of Variable Sub-Accounts is elected, totaling the resulting values; and
                    (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.


                    VARIABLE ACCOUNT VALUE

                    VARIABLE ACCUMULATION UNIT VALUE


                    When all or a part of a Net Premium Payment is allocated to a Variable Sub-Account, the amount allocated is converted into Variable Accumulation Units by dividing the amount allocated to the Variable Sub-Account by the value of the Variable Accumulation Unit for the Variable Sub-Account calculated at the end of the Valuation Period in which it is received at the Administrative Office. The Variable Accumulation Unit value for each Variable Sub-Account was established at $10.00 for the first Valuation Period of the particular Variable Sub-Account. The Variable Accumulation Unit value for each Variable Sub-Account would thereafter vary independently of the other Variable Sub-Accounts and may increase or decrease from one Valuation Period to the next. Allocations to Variable Sub-Accounts are made only as of the end of a day, called the "VALUATION DAY," on which the New York Stock Exchange is open for business.


                    VARIABLE ACCUMULATION UNITS


                    A "VARIABLE ACCUMULATION UNIT" is a unit of measure used in the calculation of the value of each Variable Sub-Account. The Variable Accumulation Unit value will be as determined for the Valuation Period during which a Premium Payment or request for transfer is received by LLANY. The Variable Accumulation Unit value for a Variable Sub-Account for any later Valuation Period is determined as follows:


                       1.The total value of Fund shares held in the Variable
                         Sub-Account is calculated by multiplying the number of Fund shares owned by the Variable Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

                       2.The liabilities of the Variable Sub-Account at the end
                         of the Valuation Period; such liabilities include daily charges imposed on the Variable Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by LLANY that LLANY determines result from the operations of the Variable Account; and

                       3.The result of (2) is divided by the number of Variable
                         Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Variable Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of monthly deduction allocated to each Variable Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Variable Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Variable Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Variable Account.

                    NET ACCUMULATION VALUE


                    The "NET ACCUMULATION VALUE" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.



FUNDS



                    Each of the twenty Variable Sub-Accounts is invested solely in the shares of one of the twenty Funds available under the Policies. Each of the Funds is a series of one of six Massachusetts business trusts, with the exception of three Maryland corporations. Each such trust or corporation is registered as an open-end, diversified management investment company under the 1940 Act. These entities are collectively referred to herein as the "Series Funds".



                    The Fund Groups and their investment advisers and distributors are:



                        AIM Variable Insurance Funds, Inc. ("AIM V.I. FUND"), managed by AIM Advisors, Inc., and distributed by AIM Distributors Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;



                        BT Insurance Funds Trust ("BT TRUST"), managed by Bankers Trust Company, Bankers Trust Plaza, New York, NY 10006, and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581;



                        Delaware Group Premium Fund Inc. ("DELAWARE FUND"), managed by Delaware Management Company, Inc. and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103;



                        Variable Insurance Products Fund ("FIDELITY VIP I"), and Variable Insurance Products Fund II ("FIDELITY VIP II"), managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103;



                        Lincoln National Money Market Fund, Inc., ("LINCOLN NATIONAL FUND") managed by Lincoln Investment Management, Inc. and distributed by Lincoln Financial Advisors Corporation, 3811 Illinois Road, Suite 205, Fort Wayne, IN 46804-1202;



                        MFS-Registered Trademark- Variable Insurance Trust ("MFS TRUST"), managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;

                        Templeton Variable Products Series Fund ("TEMPLETON TRUST"), managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/Templeton Distributors, Inc., 700 Central Avenue, St. Petersburg, FL 33701;



                        OCC Accumulation Trust ("OCC TRUST"), managed by OpCap Advisors and distributed by OCC Distributors, One World Financial Center, New York, NY 10281.



                    Four Funds of AIM V.I. Fund are available under the
                    Policies:



                        AIM V.I. Capital Appreciation Fund;
                        AIM V.I. Diversified Income Fund.
                        AIM V.I. Growth Fund;
                        AIM V.I. Value Fund;



                    One Fund of BT TRUST is available under the Policies:



                        Equity 500 Index Fund.



                    Three Funds of DELAWARE FUND GROUP are available under the
                    Policies:



                        Emerging Markets Series;
                        Small Cap Value Series;
                        Trend Series.



                    One Fund of FIDELITY VIP I is available under the Policies:



                        Equity-Income Portfolio ("Fidelity VIP Equity-Income Portfolio").



                    Two Funds of FIDELITY VIP II are available under the
                    Policies:



                        Asset Manager Portfolio ("Fidelity VIP II Asset Manager
                    Portfolio");
                        Investment Grade Bond Portfolio ("Fidelity VIP II
                    Investment Grade Bond Portfolio").



                    One Fund of LINCOLN NATIONAL FUND is available under the
                    Policies:



                        Money Market Fund.



                    Three Funds of MFS Trust are available under the Policies:



                        MFS Emerging Growth Series;
                        MFS Total Return Series;
                        MFS Utilities Series.



                    Three Funds of TEMPLETON Trust and are available under the
                    Policies:



                        Templeton Asset Allocation Fund: Class 1;
                        Templeton International Fund: Class 1;
                        Templeton Stock Fund: Class 1.



                    Two Funds of OCC Accumulation Trust are available under the
                    Policies:



                        Global Equity Portfolio;
                        Managed Portfolio.



                    The investment advisory fees charged the Funds by their advisers are shown on pages 22-23 of this Prospectus.



                    Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.



                    The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser. The investment results of the Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.



                    AIM V.I. CAPITAL APPRECIATION FUND (Small Cap Stocks): Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.



                    AIM V.I. DIVERSIFIED INCOME FUND (Fixed Income - Intermediate Term Bonds): Seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "junk bonds").



                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by its adviser to have strong earnings momentum.



                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.



                    BT EQUITY 500 INDEX FUND (Large Cap Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, an index emphasizing large-capitalization stocks, before the deduction of Fund expenses.



                    DELAWARE EMERGING MARKETS SERIES (International Stocks): An international fund which seeks to achieve long-term capital appreciation by investing primarily in equity securities of issuers located or operating in emerging countries. Under normal market conditions, at least 65% of the Series assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be developing or emerging.



                    DELAWARE SMALL CAP VALUE SERIES (Small Cap Stocks): Seeks capital appreciation by investing primarily in small- to mid-cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.



                    DELAWARE TREND SERIES (Small Cap Stocks): Seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.



                    FIDELITY VIP II ASSET MANAGER PORTFOLIO (Balanced or Total Return): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.



                    FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO (Fixed Income - Intermediate Term Bonds): Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.



                    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks):
                    Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).

                    LINCOLN MONEY MARKET FUND (Money Market): Seeks maximum current income consistent with the preservation of capital, by investing in a portfolio of short-term money market instruments maturing within one year from date of purchase.



                    MFS EMERGING GROWTH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital by investing primarily in common stocks of foreign and domestic insurers.



                    MFS TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                    MFS UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.



                    TEMPLETON ASSET ALLOCATION FUND - CLASS 1 (Balanced or Total Return): Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.



                    TEMPLETON INTERNATIONAL FUND - CLASS 1 (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.



                    TEMPLETON STOCK FUND - CLASS 1 (Global Stocks): Seeks capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world, including the U.S.



                    OCC ACCUMULATION TRUST GLOBAL EQUITY PORTFOLIO (International Stocks): Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.



                    OCC ACCUMULATION TRUST MANAGED PORTFOLIO (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.



                    The AIM V.I. Diversified Income Fund, Delaware Emerging Markets Series, Delaware Small Cap Value Series, Fidelity VIP Equity-Income Portfolio, Fidelity VIP II Asset Manager Portfolio, MFS Emerging Growth Series, MFS Total Return Series, MFS Utilities Series, OCC Global Equity Portfolio, OCC Managed Portfolio, Templeton Asset Allocation Fund, Templeton International Fund and Templeton Stock Fund may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses.



                    There is no assurance that the investment objective of any of the Funds will be met. Each Owner has all of the investment performance risk for the Variable Sub-Accounts selected by the Owner. There is investment performance risk in each of the Variable Sub-Accounts, although the amount of such risk varies significantly among the Variable Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by the terms and conditions imposed by LLANY, (SEE "Allocation of Net Premium Payments").

                    Required premium levels will vary based on market performance. In a prolonged market downturn, affecting all Sub-Accounts, additional Premium Payments may be necessary to maintain the level of coverage or to avoid lapsing of the Policy. Review of periodic contract statements is strongly suggested to determine appropriate premium requirements.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of LLANY, further investment in such shares should cease to be appropriate in view of the purpose of the Variable Account or in view of legal, regulatory or federal income tax restrictions, LLANY may substitute shares of another Fund. There will be no substitution of securities in any Variable Sub-Account without prior approval of the Commission.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Variable Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of LLANY and other life insurance companies. The Funds do not foresee any disadvantage to Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Fund Groups' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS


                    With respect to a Series Fund, the adviser and/or the distributor, or an affiliate thereof, may compensate LLANY (or an affiliate) for administrative, distribution, or other services. It is anticipated that such compensation would be based on assets of the particular Series Fund attributable to the Policies along with certain other variable contracts issued or administered by LLANY (or an affiliate).


CHARGES AND FEES

                    Charges will be deducted in connection with the Policy to compensate LLANY for providing the insurance benefit set forth in the Policy, administering the Policy, assuming certain risks in connection with the Policy and for incurring expenses associated with the distribution of the Policy.

                    The nature and amount of these charges are as follows:

                    DEDUCTIONS MADE MONTHLY


                    There are various expense deductions that are made monthly. The Monthly Deduction, including the Cost of Insurance Charge, is made from the Net Accumulation Value.


                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. In the case of Variable Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Variable Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day starting on the Date of Issue. The "MONTHLY ANNIVERSARY DAY" under the Policy is the same day of each month as the Date of Issue, provided that if there is no such date in a given month, it is the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If either Insured is still living when the younger Insured would have attained Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Variable Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Second Death.

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $12.50 until the first Policy Anniversary and, currently, $5 thereafter (guaranteed not to exceed $10). In addition there is a Monthly Deduction charge of $0.09 per $1000 of Specified Amount for the first twenty years of the Policy and for the first twenty years following an increase in Specified Amount. If the No Lapse Provision is in effect there will also be a Monthly Deduction of $0.01 per $1000 of Specified Amount.

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE


                    The Cost of Insurance charge depends on the issue Age, underwriting category and gender (in accordance with state law) of both Insureds and the current Net Amount at Risk. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.


                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the "NET AMOUNT AT RISK") by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

MORTALITY AND EXPENSE RISK CHARGE AND FUND EXPENSES



EXPENSE DATA



The purpose of the following Table is to assist in the understanding of the costs and expenses imposed on underlying Funds investments in the Variable Sub-Accounts. The table reflects expenses of the Variable Account as well as of the individual Funds underlying the Variable Sub-Accounts. The Mortality and Expense Risk Charge shown is the currently charged rate of 0.80% per year and is guaranteed not to exceed 0.90% per year.



                                   FEE TABLE


                                                     AIM VARIABLE INSURANCE FUNDS, INC.
                                          ---------------------------------------------------------   BT INSURANCE
                                            AIM V.L.                                                  FUNDS TRUST
                                            CAPITAL                                      AIM V.I.     ------------
                                          APPRECIATION     AIM V.I.       AIM V.I.     DIVERSIFIED     EQUITY 500
                                              FUND       GROWTH FUND     VALUE FUND    INCOME FUND     INDEX FUND
                                          ------------   ------------   ------------   ------------   ------------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......     0.80%          0.80%          0.80%          0.80%          0.80%
Total Separate Account Annual
 Expenses...............................     0.80%          0.80%          0.80%          0.80%          0.80%
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................     0.63%          0.65%          0.62%          0.60%          0.20%
Other Expenses..........................     0.05%          0.08%          0.08%          0.20%          0.10%(2)
Total Fund Portfolio Annual Expenses....     0.68%(1)       0.73%(1)       0.70%(1)       0.80%(1)       0.30%(2)

                                                       DELAWARE GROUP
                                                        PREMIUM FUND                    LINCOLN
                                          -----------------------------------------     NATIONAL
                                           EMERGING                                   ------------
                                            MARKET                      SMALL CAP     MONEY MARKET
                                            SERIES      TREND SERIES   VALUE SERIES       FUND
                                          -----------   ------------   ------------   ------------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......     0.80%         0.80%          0.80%          0.80%
Total Separate Account Annual
 Expenses...............................     0.80%         0.80%          0.80%          0.80%
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................     0.30%         0.62%          0.60%          0.48%
Other Expenses..........................     1.20%         0.23%          0.25%          0.11%
Total Fund Portfolio Annual Expenses....     1.50%(3)      0.85%(3)       0.85%(3)       0.59%


------------------------------

(1) AIM Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its respective fees, Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services, as described in the accompanying prospectus for the Funds. On a current basis, the fee will apply only to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998, and AIM will not seek reimbursement of the cost of any service in excess of the amount charged by a participating insurance company for providing the services above. The amount of reimbursements that will be paid by each Fund under this arrangement for the year ending December 31, 1998 cannot be predicted.



(2) Under the Advisory Agreement with the Advisor, the Funds will pay advisory fees at the annual percentage rate of .20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive the fees and to reimburse the Fund for certain expenses so that the Equity 500 Index Fund total operating expenses will not exceed .30%. Such expense reimbursements may be terminated at the discretion of the Advisor. If this reimbursement were not in place, the total operating expenses would be 2.78%. For the year ended December 31, 1997, the Advisor waived and/or reimbursed expenses of $65,771 for the Equity 500 Index Fund.



(3) The investment adviser for the Small Cap Value Series and Trend Series is Delaware Management Company, Inc. ("Delaware Management"). The investment adviser for the Emerging Markets Series is Delaware International Advisers Ltd. ("Delaware International"). Effective May 1, 1998 through October 31, 1998, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 1.50% for the Emerging Markets Series and 0.85% for the Small Cap Value Series and Trend Series. The fee ratios shown above have been restated to assume that the new voluntary limitation took effect January 1, 1997. For the fiscal year ended December 31, 1997, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 2.45% for the Emerging Market Series, 0.90% for Small Cap Value Series (formerly known as "Value Series"), and 0.88% for Trend Series.

The following table does not reflect the Premium Load or the Monthly Deduction described at page of this Prospectus. The information set forth should be considered together with the information provided in this Prospectus under the heading "Charges and Fees", and in the prospectus for each Fund. All expenses are expressed as a percentage of the Variable Sub-Account Value.



      FIDELITY VARIABLE INSURANCE
            PRODUCTS FUNDS               MFS-REGISTERED TRADEMARK-          TEMPLETON VARIABLE PRODUCTS
   ---------------------------------      VARIABLE INSURANCE TRUST             SERIES FUND (CLASS 1)           OCC ACCUMULATION
                            VIP II    --------------------------------  -----------------------------------          TRUST
    VIP II       VIP I     INVESTMENT    MFS                            TEMPLETON                            ---------------------
     ASSET      EQUITY-      GRADE    EMERGING   MFS TOTAL     MFS        ASSET      TEMPLETON    TEMPLETON   GLOBAL
    MANAGER     INCOME       BOND      GROWTH     RETURN    UTILITIES   ALLOCATION INTERNATIONAL    STOCK     EQUITY      MANAGED
   PORTFOLIO   PORTFOLIO   PORTFOLIO   SERIES     SERIES      SERIES      FUND         FUND         FUND     PORTFOLIO   PORTFOLIO
   ---------   ---------   ---------  ---------  ---------  ----------  ---------  -------------  ---------  ---------   ---------
    0.80%       0.80%       0.80%      0.80%      0.80%      0.80%       0.80%          0.80%      0.80%      0.80%       0.80%
    0.80%       0.80%       0.80%      0.80%      0.80%      0.80%       0.80%          0.80%      0.80%      0.80%       0.80%

    0.55%       0.50%       0.44%      0.75%      0.75%      0.75%       0.60%(7)       0.69%(7)   0.69%(7)   0.79%(8)    0.80%(8)
    0.10%       0.08%       0.14%      0.12%(6)   0.25%(6)   0.25%(6)    0.18%(7)       0.19%(7)   0.19%(7)   0.40%(9)    0.07%(9)
    0.65%(4)    0.58%(4)    0.58%      0.87%      1.00%(5)   1.00%(5)    0.78%          0.88%      0.88%      1.19%(10)   0.87%(10)


------------------------------

(4) A portion of the brokerage commissions that certain funds paid was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, Total Fund Portfolio Annual Expenses would have been 0.64% for the VIP II Asset Manager Portfolio and 0.57% for the VIP Equity-Income Portfolio.



(5) The Adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the Total Return Series and Utilities Series would be 0.27% and 0.45% respectively, and "Total Fund Portfolio Annual Expenses" would be 1.02% and 1.20% respectively, for these Series. See "Information Concerning Shares of Each Series Expenses."



(6) Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."



(7) Management Fees and Total Operating Expenses have been restated to reflect the management fee schedule approved by shareholders and effective May 1, 1997. See fund prospectus for details. Actual Management Fees and Total Fund Operating Expenses during 1997 were lower.



(8)  Reflects management fees after taking into effect any waiver.



(9) Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses.



(10) Total Portfolio Expenses for the Managed Portfolio are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Portfolio Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets. Without such limitation and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Portfolio Expenses incurred for the fiscal year ended December 31, 1997 would have been; .80%, .07%, and .87%, respectively, for the Managed Portfolio and .80%, .40%, and 1.20%, respectively, for the Global Equity Portfolio.

                    SURRENDER CHARGES


                    A generally declining surrender charge ("SURRENDER CHARGE") will apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. Surrender Charge is included in each Policy and is in compliance with New York's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix I by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.



                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.


                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.


                    Any surrenders may result in tax implications. (SEE "Tax Matters").


                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of LLANY, which supports insurance and annuity obligations.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    LLANY reserves the right to impose a charge for each transfer request in excess of 12 in any Policy Year. A single transfer request may consist of multiple transactions.

DEATH BENEFITS

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $250,000 and the Death Benefit Option. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The amount payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Second Death, less (in each case) any indebtedness under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The

                    "CORRIDOR DEATH BENEFIT" is the applicable percentage (the "CORRIDOR PERCENTAGE") of the Accumulation Value required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger Insured reaches or would have reached Age 40 and decreases in accordance with the table at page 26 of this Prospectus to 100% when the younger Insured reaches or would have reached Age 95.


                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If Option 1 is selected, the Policy pays level Death Benefit Proceeds until the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE).

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulation Value as of the Valuation Day immediately after receipt by LLANY of Due Proof of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Under Option 1, any Surrender Value at the time of the Second Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum amount of increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to LLANY.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    LLANY may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. LLANY may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE


                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (See "Insurance Coverage Provisions, Death Benefit") is equal to the product of the Accumulation Value and the applicable Corridor Percentage set forth below.


ATTAINED AGE OF THE
  YOUNGER INSURED
(NEAREST BIRTHDAY)        CORRIDOR PERCENTAGE
-------------------       -------------------
     0-40                        250%
     41                          243
     42                          236
     43                          229
     44                          222
     45                          215
     46                          209
     47                          203
     48                          197
     49                          191
     50                          185
     51                          178
     52                          171
     53                          164
     54                          157
     55                          150
     56                          146
     57                          142
     58                          138
     59                          134
     60                          130

ATTAINED AGE OF THE
  YOUNGER INSURED
(NEAREST BIRTHDAY)        CORRIDOR PERCENTAGE
-------------------       -------------------

     61                          128%
     62                          126
     63                          124
     64                          122
     65                          120
     66                          119
     67                          118
     68                          117
     69                          116
     70                          115
     71                          113
     72                          111
     73                          109
     74                          107
     75-90                       105
     91                          104
     92                          103
     93                          102
     94                          101
     95-99                       100


NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practicable after the death of each Insured. "DUE PROOF OF DEATH" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS


                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds (See "Settlement Options"). The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Variable Account values cannot be determined.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

SETTLEMENT OPTIONS

                    If an Insured is living, the Owner may elect a Settlement Option and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the Second Death of the Insured, unless the Owner's election was stated to be irrevocable.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that LLANY pays interest annually on the sum left with LLANY at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY

                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to LLANY free of any other assignments. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in each Fixed and Variable Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    During the first ten Policy Years, LLANY's current practice is to credit interest to the Loan Account Value at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, LLANY's current practice is to credit interest at an annual rate equal to the interest rate charged on the loan, less 0% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest will be made in proportion to the assets in each Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable. LLANY may at its discretion decline any request for a Policy Loan.


                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE "Lapse and Reinstatement, LAPSE OF A POLICY").


                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER


                    A partial surrender may be made at any time before the Second Death, prior to the Coverage Date, by request to the Administrative Office in proper written form. A $25 transaction fee is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.


                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by LLANY. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY


                    The Owner may surrender the Policy at any time prior to the Coverage Date. On surrender of the Policy, LLANY will pay to the Owner, or assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. Payment of any amount from the Variable Account on a full surrender will usually be made within seven calendar days thereafter. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.


                    SURRENDER VALUE


                    The "SURRENDER VALUE" of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE "Charges and Fees, Surrender Charge"). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in the Appendix.


                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Variable Sub-Accounts will be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, the Owner may assign the Owner's rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by the Owner and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, the Owner may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors. If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice are not paid to LLANY on or before the day that is the later of
                    (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the "GRACE PERIOD"), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    NO LAPSE PROVISION


                    The applicant may elect the NO LAPSE PROVISION at issue of the Policy. If this provision is elected and if at each Monthly Anniversary Day the sum of all Premium Payments less any policy loans (including any accrued loan interest) and partial surrenders is at least equal to the sum of the No Lapse Premiums (as indicated in the Policy Specifications) due since the Date of Issue of the Policy, the Policy will not lapse. A Grace Period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid (see preceding paragraph). The payment of sufficient additional premiums during the Grace Period will keep the No Lapse Provision in force.


                    The No Lapse Provision will be terminated if the Owner fails to meet the premium requirements, if there is an increase in Specified Amount or if the Owner changes the Death Benefit Option. Once the No Lapse Provision is terminated, it cannot be reinstated.

                    REINSTATEMENT OF A LAPSED POLICY


                    After the policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, the policy may be reinstated at any time prior to the Coverage Date provided: (a) the policy has not been surrendered; (b) there is an application for reinstatement in proper written form; (c) evidence of insurability of both insureds is furnished to LLANY and it agrees to accept the risk; (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months; and (e) any accrued loan interest is paid. The effective date of the reinstated policy shall be the

                    Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM

                    When ever this Prospectus refers to a communication "IN PROPER WRITTEN FORM," it means a writing, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE


                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least age 18 but are less than age 80.


                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided both Insureds are alive and prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may during the first two years following the issuance of the Policy exchange the Policy for a substantially comparable flexible premium fixed benefit adjustable life insurance policy then being offered by LLANY. No evidence of insurability will be required.

                    The Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Owner will be required to make additional Premium Payments in order to effect the exchange. The new Policy will have a Date of Issue and issue Ages as of the date of exchange. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Owner, LLANY will pay the excess to the Owner in cash. The exchange may be subject to federal income tax withholding.

                    If at any time while both Insureds are alive, a change in the Internal Revenue Code would result in a less favorable tax treatment of the Insurance provided under the policy or if the Insureds are legally divorced while the policy is in force, the Owner may exchange the policy for separate single life policies on each of the Insureds subject to the following conditions: (a) evidence of insurability satisfactory to LLANY is furnished, (b) the amount of insurance of each new Policy is not larger than one half of the amount of insurance then in force under the policy, (c) the premium for each new policy is determined according to LLANY's rates then in effect for that policy based on each Insured's then attained age and sex, and (d) any other requirements as determined by LLANY are met. The new policy will not take effect until the date all such requirements are met.

                    PAID-UP INSURANCE OPTION

                    At any time, the Owner may transfer all of the Variable Account value to the Fixed Account and then surrender the Policy for reduced guaranteed non-participating paid-up insurance, to which no monthly administrative fees would apply.

                    INCONTESTABILITY


                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as either Insured was alive during those two years. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as either Insured was alive during those two years.


                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:

                       1. is the Net Amount at Risk at the time of the Second Death;

                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and

                       3. is the Accumulation Value at the time of the Second Death.

                    SUICIDE


                    If either Insured commits suicide within two years from the Date of Issue, the surviving Insured may convert the policy to a single life flexible premium variable life insurance policy.


                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, LLANY will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

TAX ISSUES

                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. LLANY will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance.

                    TAX TREATMENT OF DEATH BENEFIT

                    The death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.

                    FEDERAL INCOME TAX CONSIDERATIONS


                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Owner is over age 59 1/2 years or disabled.



                    The Policies offered by this Prospectus may, or may not, be issued as modified endowment contracts. LLANY will monitor premiums paid and will notify the Owner when the Policy is in jeopardy of becoming a modified endowment contract. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
                    Section 7702(f)(7) of the Code. The Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code. LLANY will monitor compliance with these tests.


                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Variable Sub-Account must meet certain tests. LLANY believes the Variable Account investments meet the applicable diversification standards.


                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, LLANY reserves the right to take steps required to remain in compliance.

                    LLANY will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Variable Sub-Account investments to remain in compliance. LLANY also reserves the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance.

                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by the Owner plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

                    TAXATION OF LLANY

                    LLANY is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from LLANY and its operations form a part of LLANY, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of Variable Accumulation Units.

                    LLANY does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, LLANY determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.


                    LLANY may also incur state and local taxes in addition to premium taxes in New York. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.


                    OTHER CONSIDERATIONS

                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on LLANY's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

FAIR VALUE OF THE POLICY

                    It is sometime necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY



                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 120 Madison Street, Suite 1700, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.



NAME, ADDRESS AND
POSITION(S)
WITH REGISTRANT              PRINCIPAL OCCUPATIONS LAST FIVE YEARS
-----------------------------------------------------------------------

ROLAND C. BAKER              President [1/95-present], First
DIRECTOR                     Penn-Pacific Life Insurance Co. Formerly:
1801 S. Meyers Road          Chairman and CEO [7/88-1/95], Baker,
Oakbrook Terrace, IL 60181   Rakish, Shipley & Politzer, Inc.

J. PATRICK BARRETT           Chairman and Chief Executive Officer,
DIRECTOR                     CARPAT Investments
4605 Watergap
Manlius, NY 13104

DAVID N. BECKER              Vice President and Chief Actuarial
SECOND VICE PRESIDENT AND    Officer, The Lincoln National Life
APPOINTED ACTUARY            Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

THOMAS D. BELL, JR.          President and Chief Executive Officer
DIRECTOR                     [4/95-present], Burson-Marstellar.
230 Park Avenue, South       Formerly: Vice Chairman [3/94-5/95],
New York, NY 10003           Gulfstream Aerospace Corp.; Vice Chairman
                             and Chief Executive Officer [6/89-3/94],
                             Burson-Marstellar

JON A. BOSCIA                President, Lincoln National Corp.
DIRECTOR                     [1/98-present], Formerly: President and
1300 South Clinton Street    Chief Executive Officer [10/96-1/98], and
Fort Wayne, IN 46802         Chief Operating Officer [5/94-10/96], The
                             Lincoln National Life Insurance Co.
                             Formerly: President [7/91-5/94] Lincoln
                             Investment Management Inc.

KATHLEEN R. GORMAN           Assistant Vice President, Lincoln Life &
ASSISTANT VICE PRESIDENT     Annuity Company of New York
                             [9/96-present]; Director of Group
                             Universal Life Operations, Mutual of New
                             York [10/91-9/96]

JOHN H. GOTTA                Senior Vice President and General Manager
SECOND VICE PRESIDENT        [1/98-present], The Lincoln National Life
900 Cottage Grove Rd.        Insurance Co. Formerly: Senior Vice
Bloomfield, CT 06152         President, Connecticut General Life
                             Insurance Company [3/96-12/97]; Vice
                             President, Connecticut Mutual Life
                             Insurance Company [8/94-3/96]; Vice
                             President, Connecticut General Life
                             Insurance Company [3/93-8/94]

PHILIP L. HOLSTEIN           President and Treasurer, Lincoln Life &
PRESIDENT AND DIRECTOR       Annuity Company of New York [7/96-Present]
                             Formerly: President, [1/82-7/96] The
                             Holstein Company, Inc.

HARRY L. KAVETAS             Executive Vice President and Chief
DIRECTOR                     Financial Officer [2/94-present], Eastman
343 State Street             Kodak Company. Formerly: Vice President
Rochester, NY 14650-0235     [9/61-12/93], IBM Corporation

NAME, ADDRESS AND
POSITION(S)
WITH REGISTRANT              PRINCIPAL OCCUPATIONS LAST FIVE YEARS
-----------------------------------------------------------------------
BARBARA S. KOWALCZYK         Senior Vice President, Corporation
DIRECTOR                     Planning [5/94-present], Lincoln National
200 East Berry Street        Corp.; Formerly: Senior Vice President
Fort Wayne, IN 46802         [7/92-5/94], Lincoln Investment Management
                             Co.

MARGEURITE L. LACHMAN        Managing Director, Schroder Real Estate
DIRECTOR                     Associates
437 Madison Avenue, 18th
Floor
New York, NY 10022

LOUIS G. MARCOCCIA           Senior Vice President, Business, Finance
DIRECTOR                     and Administrative Services, Syracuse
Skytop Office Building       University
Skytop Road
Syracuse, NY 13244-5300

TROY D. PANNING              Second Vice President and Chief Financial
SECOND VICE PRESIDENT AND    Officer
CHIEF FINANCIAL OFFICER      [11/96-present], Lincoln Life & Annuity
                             Company of New York; Formerly: Accountant
                             [9/90-11/96], Ernst & Young LLP

JOHN M. PIETRUSKI            Chairman of Board, Texas Biotechnology
DIRECTOR                     Corp.
One Penn Plaza
Suite 3408
New York, NY 10119

LAWRENCE T. ROWLAND          President [97-present] Lincoln
DIRECTOR                     Reinsurance, Formerly: Senior Vice
One Reinsurance Place        President (96), Vice President [94-95]
1700 Magnavox Way            Lincoln Reinsurance.
Fort Wayne, IN 46804

GABRIEL L. SHAHEEN           President, Chief Executive Officer and
DIRECTOR                     Director [1/98-present], The Lincoln
1300 South Clinton Street    National Life Insurance Co. Formerly:
Fort Wayne, IN 46802         Managing Director, Lincoln National (UK)
                             PLC [12/96-1/98]; President, Lincoln
                             National Reinsurance Company [7/94-12/96];
                             Senior Vice President, Lincoln National
                             Life Reinsurance Company [1/93-7/95]

ROBERT O. SHEPPARD, ESQ.     Assistant Vice President, Lincoln Life &
ASSISTANT VICE PRESIDENT     Annuity Company of New York
                             [7/97-present]; Second Vice President,
                             Unity Mutual Life Insurance Company
                             [2/86-7/97]

RICHARD C. VAUGHAN           Executive Vice President and Chief
DIRECTOR                     Financial Officer [1/95-present] Formerly:
200 East Berry Street        Senior Vice President [5/92-1/95], Lincoln
Fort Wayne, IN 46802         National Corp.

NAME, ADDRESS AND
POSITION(S)
WITH REGISTRANT              PRINCIPAL OCCUPATIONS LAST FIVE YEARS
-----------------------------------------------------------------------
C. SUZANNE WOMACK            Secretary, Lincoln Life & Annuity Company
SECRETARY                    of New York [7/96-present]; Second Vice
200 East Berry Street        President and Secretary, Lincoln National
Fort Wayne, IN 46802         Corporation [5/97-present]; Second Vice
                             President and Secretary, The Lincoln
                             National Life Insurance Company
                             [5/97-present]; Secretary, Lincoln
                             Financial Advisors Corporation
                             [6/87-present].


DISTRIBUTION OF POLICIES


                    LLANY intends to offer the Policies in New York. Lincoln Financial Advisors Corporation ("LFA"), the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). LFA will be offering the Policies and performing all duties and functions necessary and prepare for the distribution of the Policies. The principal business address of LFA is 3811 Illinois Road, Suite 205, Fort Wayne, IN 46804-1202.



                    The Policy will be sold by individuals, who in addition to being licensed as life insurance agents for LLANY, are also registered representatives of The Lincoln National Life Insurance Company. These representatives ordinarily receive commission and services fee up to 95% of the first year premium, plus up to 10% of all other premiums paid. The local agency receives additional compensation on the first year premium and all additional premiums. In some situations, the local agency may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from LLANY's resources, which include sales charges made under this Policy.


CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Variable Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the New York Department of Insurance, which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy then being offered by LLANY on the life of the Insured. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

OTHER CONTRACTS ISSUED BY LLANY

                    LLANY from time to time offers other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of LLANY.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value, and any other information required by the New York Superintendent of Insurance.

                    Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    In addition, Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

ADVERTISING


                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.



YEAR 2000 ISSUES



                    LLANY, as part of its year 2000 updating process and in conjunction with its parent company, The Lincoln National Life Insurance Company ("Lincoln Life"), is responsible for the updating of the Variable Account related computer systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Year 2000 issue affects virtually all companies and organizations.



                    An affiliate of LLANY, Delaware Service Company (Delaware), provides substantially all of the necessary accounting and valuation services for the Variable Account. Delaware, for its part, is responsible for updating all of its computer systems, including those which service the Variable Account, to accommodate the year 2000. LLANY, Lincoln Life, and Delaware (the Companies) have begun formal discussions with each other to assess the requirements for their respective systems to interface properly in order to facilitate the accurate and orderly operation of the Variable Account beginning in the year 2000.



                    The Year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of the Companies. The computer systems of the Companies and their interfaces with the computer systems of vendors, suppliers, customers and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for the Variable Account. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommodate the year 2000. Also, in addition to the discussions with each other noted above, the Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing Year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur.



                    The Companies presently believe that, assuming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these substantial efforts, there are unresolved Year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 issue could have a material adverse impact on the operation of the businesses of the Companies.



                    The cost of addressing Year 2000 issues and the timeliness of completion will be closely monitored by management of the Companies. Nevertheless, there can be no guarantee by LLANY, Lincoln Life, or Delaware that estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.



EXPERTS



                    The statutory-basis financial statements and schedules of LLANY as of December 31, 1997 and 1996, and for the year ended December 31, 1997 and the period from June 6, 1996 (date of incorporation) to December 31, 1996, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which also appears elsewhere in this document and in the registration statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.



                    Actuarial matters included in this prospectus have been examined by Michael J. Roscoe, FSA, as stated in the opinion filed as an exhibit to the registration statement.

                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esquire, as stated in the opinion filed as an exhibit to the registration statement.



REGISTRATION STATEMENT



                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.



FINANCIAL STATEMENTS



                    On the following pages appear the audited statutory-basis financial statements and schedules of LLANY as of and for the periods ended December 31, 1997 and 1996. Also, the unaudited statutory-basis financial statements of LLANY as of and for the three months ended March 31, 1998 are included.

                    Financial Statements -- Statutory Basis
                        and Other Financial Information

                             LINCOLN LIFE & ANNUITY
                              COMPANY OF NEW YORK

              YEAR ENDED DECEMBER 31, 1997 AND PERIOD FROM JUNE 6,
               1996 (DATE OF INCORPORATION) TO DECEMBER 31, 1996
                      WITH REPORT OF INDEPENDENT AUDITORS

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

FINANCIAL STATEMENTS -- STATUTORY BASIS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 1997 AND PERIOD FROM JUNE 6, 1996
(DATE OF INCORPORATION) TO DECEMBER 31, 1996

                                    CONTENTS

Report of Independent Auditors........................................................................         43

AUDITED FINANCIAL STATEMENTS

Balance Sheets -- Statutory Basis.....................................................................         44

Statements of Operations -- Statutory Basis...........................................................         45

Statements of Changes in Capital and Surplus -- Statutory Basis.......................................         46

Statements of Cash Flows -- Statutory Basis...........................................................         47

Notes to Financial Statements -- Statutory Basis......................................................         48

OTHER FINANCIAL INFORMATION

Report of Independent Auditors on Other Financial Information.........................................         58

Supplemental Schedule of Selected Financial Data -- Statutory Basis...................................         59

Note to Supplemental Schedule of Selected Financial Data -- Statutory Basis...........................         60

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Lincoln Life & Annuity Company of New York

We have audited the accompanying statutory-basis balance sheets of Lincoln Life & Annuity Company of New York (an indirect wholly owned subsidiary of Lincoln National Corporation) as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the year ended December 31, 1997 and for the period from June 6, 1996 (date of incorporation) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1997 and 1996, or the results of its operations or its cash flows for the year ended December 31, 1997 and for the period from June 6, 1996 (date of incorporation) to December 31, 1996.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and for the period from June 6, 1996 (date of incorporation) to December 31, 1996, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

                                    [SIGNATURE]

March 12, 1998

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS -- STATUTORY BASIS

                                                                                        DECEMBER 31
                                                                                1997           1996
                                                                                -------------  ------------
ADMITTED ASSETS
CASH AND INVESTED ASSETS:
Bonds                                                                           $ 593,431,718  $604,353,271
------------------------------------------------------------------------------
Policy loans                                                                       39,054,927    40,609,076
------------------------------------------------------------------------------
Cash and short-term investments                                                   163,773,594    19,335,007
------------------------------------------------------------------------------
Receivable for securities                                                              34,804            --
------------------------------------------------------------------------------  -------------  ------------
Total cash and invested assets                                                    796,295,043   664,297,354
------------------------------------------------------------------------------
Accrued investment income                                                          10,706,003     9,022,375
------------------------------------------------------------------------------
Data processing equipment                                                             248,782       103,557
------------------------------------------------------------------------------
Other admitted assets                                                                  86,946            --
------------------------------------------------------------------------------
Separate account assets                                                           164,721,012            --
------------------------------------------------------------------------------  -------------  ------------
Total admitted assets                                                           $ 972,057,786  $673,423,286
------------------------------------------------------------------------------  -------------  ------------
                                                                                -------------  ------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Policyholders' funds                                                            $ 587,465,491  $601,117,439
------------------------------------------------------------------------------
Future policy benefits and claims                                                   1,214,524            --
------------------------------------------------------------------------------
Other liabilities                                                                   6,784,652    16,351,624
------------------------------------------------------------------------------
Federal income taxes (recoverable)                                                   (342,378)    1,445,538
------------------------------------------------------------------------------
Asset valuation reserve                                                             2,350,411     1,128,548
------------------------------------------------------------------------------
Interest maintenance reserve                                                        2,594,552     3,204,140
------------------------------------------------------------------------------
Net transfers due from separate accounts                                           (5,582,705)           --
------------------------------------------------------------------------------
Separate account liabilities                                                      164,721,012            --
------------------------------------------------------------------------------  -------------  ------------
Total liabilities                                                                 759,205,559   623,247,289
------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned by The Lincoln
  National Life Insurance Company)                                                  2,000,000     2,000,000
------------------------------------------------------------------------------
Paid-in surplus                                                                   227,407,481    69,000,000
------------------------------------------------------------------------------
Unassigned surplus -- deficit                                                     (16,555,254)  (20,824,003)
------------------------------------------------------------------------------  -------------  ------------
Total capital and surplus                                                         212,852,227    50,175,997
------------------------------------------------------------------------------  -------------  ------------
Total liabilities and capital and surplus                                       $ 972,057,786  $673,423,286
------------------------------------------------------------------------------  -------------  ------------
                                                                                -------------  ------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                                                              PERIOD FROM
                                                                                              JUNE 6, 1996
                                                                                 YEAR ENDED   TO
                                                                               DECEMBER 31,   DECEMBER 31,
                                                                                       1997   1996
                                                                               -------------  ------------
REVENUES:
Premiums and deposits                                                           $184,112,330  $631,355,849
-----------------------------------------------------------------------------
Net investment income                                                            43,953,796     10,769,172
-----------------------------------------------------------------------------
Surrender charges                                                                 1,334,705        310,991
-----------------------------------------------------------------------------
Amortization of the interest maintenance reserve                                    370,129        205,255
-----------------------------------------------------------------------------
Other revenues                                                                      183,048         18,347
-----------------------------------------------------------------------------  -------------  ------------
Total revenues                                                                  229,954,008    642,659,614
-----------------------------------------------------------------------------
BENEFITS AND EXPENSES:
Benefits paid or provided to policyholders                                       72,475,389    640,912,693
-----------------------------------------------------------------------------
Commissions                                                                       2,459,308     18,931,151
-----------------------------------------------------------------------------
General expenses                                                                  7,272,936      1,754,158
-----------------------------------------------------------------------------
Insurance taxes, licenses and fees                                                  739,989         47,046
-----------------------------------------------------------------------------
Net transfers to separate accounts                                              139,478,473             --
-----------------------------------------------------------------------------  -------------  ------------
Total benefits and expenses                                                     222,426,095    661,645,048
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before federal income taxes and net realized
capital losses                                                                    7,527,913    (18,985,434)
-----------------------------------------------------------------------------
Federal income taxes (benefit)                                                    1,942,625       (391,144)
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before net realized capital losses                    5,585,288    (18,594,290)
-----------------------------------------------------------------------------
Net realized capital losses                                                         (73,398)          (855)
-----------------------------------------------------------------------------  -------------  ------------
Net income (loss)                                                               $ 5,511,890   $(18,595,145)
-----------------------------------------------------------------------------  -------------  ------------
                                                                               -------------  ------------

See accompanying notes.                                                       45

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                                UNASSIGNED
                                                     COMMON      PAID-IN        SURPLUS --    TOTAL CAPITAL
                                                     STOCK       SURPLUS        DEFICIT       AND SURPLUS
                                                     ----------  -------------  ------------  -------------
Balances at June 6, 1996                             $       --  $          --  $         --  $          --
---------------------------------------------------

ADD (DEDUCT):
Capital paid-in                                       2,000,000             --            --      2,000,000
---------------------------------------------------
Surplus paid-in                                              --     69,000,000            --     69,000,000
---------------------------------------------------
Net loss                                                     --             --   (18,595,145)   (18,595,145)
---------------------------------------------------
Increase in nonadmitted assets                               --             --    (1,100,310)    (1,100,310)
---------------------------------------------------
Increase in asset valuation reserve                          --             --    (1,128,548)    (1,128,548)
---------------------------------------------------  ----------  -------------  ------------  -------------
Balances at December 31, 1996                         2,000,000     69,000,000   (20,824,003)    50,175,997
---------------------------------------------------

ADD (DEDUCT):
Surplus paid-in                                              --    158,407,481            --    158,407,481
---------------------------------------------------
Net income                                                   --             --     5,511,890      5,511,890
---------------------------------------------------
Increase in nonadmitted assets                               --             --       (21,278)       (21,278)
---------------------------------------------------
Increase in asset valuation reserve                          --             --    (1,221,863)    (1,221,863)
---------------------------------------------------  ----------  -------------  ------------  -------------
Balances at December 31, 1997                        $2,000,000  $ 227,407,481  $(16,555,254) $ 212,852,227
---------------------------------------------------  ----------  -------------  ------------  -------------
                                                     ----------  -------------  ------------  -------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                                              PERIOD FROM
                                                                                             JUNE 6, 1996
                                                                              YEAR ENDED               TO
                                                                              DECEMBER 31,   DECEMBER 31,
                                                                              1997                   1996
                                                                              -------------  -------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received                   $ 184,112,330   $631,355,849
----------------------------------------------------------------------------
Investment income received                                                       43,781,378     1,837,439
----------------------------------------------------------------------------
Benefits paid                                                                   (85,008,691)  (23,169,165)
----------------------------------------------------------------------------
Insurance expenses paid                                                        (154,355,904)  (20,919,059)
----------------------------------------------------------------------------
Federal income taxes paid                                                        (1,893,859)           --
----------------------------------------------------------------------------
Other income received and expenses paid, net                                      1,613,631       329,338
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) operating activities                             (11,751,115)  589,434,402
----------------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                      272,961,178   366,021,652
----------------------------------------------------------------------------
Purchase of investments                                                        (265,700,363) (965,220,343)
----------------------------------------------------------------------------
Net decrease (increase) in policy loans                                           1,554,149   (40,609,076)
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) investing activities                               8,814,964  (639,807,767)
----------------------------------------------------------------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
Capital and surplus paid-in                                                     158,407,481    71,000,000
----------------------------------------------------------------------------
Other                                                                           (11,032,743)   (1,291,628)
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by financing activities                                       147,374,738    69,708,372
----------------------------------------------------------------------------  -------------  -------------
Increase in cash and short-term investments                                     144,438,587    19,335,007
----------------------------------------------------------------------------
Total cash and short-term investments at beginning of year                       19,335,007            --
----------------------------------------------------------------------------  -------------  -------------
Total cash and short-term investments at end of year                          $ 163,773,594   $19,335,007
----------------------------------------------------------------------------  -------------  -------------
                                                                              -------------  -------------

See accompanying notes.                                                       47

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION
    Lincoln Life & Annuity Company of New York (the "Company") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). The Company was organized under the laws of the state of New York on June 6, 1996 as a life insurance company.

    The Company received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the state of New York on September 27, 1996. The Company's operations consist of group 403(b) tax-qualified annuity business acquired from UNUM Corporation affiliates on October 1, 1996. The purchase was completed in the form of an indemnity reinsurance transaction with an initial ceding commission of $15,600,000 which the Department required the Company to record as an expense in the 1996 statement of operations. Upon novation, the indemnity reinsurance agreements for general accounts were replaced with assumption reinsurance agreements and the acquired separate accounts were recorded via assumption reinsurance agreements. The group tax-qualified annuities are sold to not-for-profit organizations throughout the State of New York by independent brokers. The Company also sells single premium immediate annuity contracts to 403(b) contractholders who desire annuitization.

    USE OF ESTIMATES
    Preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

    BASIS OF PRESENTATION
    The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Department. At this time, it is unclear whether the State of New York will adopt Codification. However, based on the current draft of the proposed accounting practices, management believes that the impact of codification will not be material to the Company's statutory-basis financial statements.

    Existing statutory accounting practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at amortized cost or market value based on their NAIC rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for deferred income taxes.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of bonds attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the "interest maintenance reserve" in the accompanying balance sheets. Realized capital gains and losses are reported in income

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) net of federal income tax and transfers to the interest maintenance reserve. The "asset valuation reserve" is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally start-up and organizational costs and furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Premiums and deposits are reported as premiums and deposits revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.
    REINSURANCE
    Commissions on business assumed are reported as an expense; whereas, under GAAP the reinsurance transaction would be treated as a purchase of a business and the ceding commission would represent the purchase price which would be allocated to the assets and liabilities acquired at their respective fair values. The excess of liabilities over assets acquired would be treated as goodwill.
    POSTRETIREMENT BENEFITS
    For purposes of calculating the Company's postretirement benefit obligation, only vested employees and current retirees are included in the actuarial benefit valuation. Under GAAP, active employees not currently eligible would also be included.
    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    A reconciliation of the Company's capital and surplus and net income (loss) determined in accordance with statutory accounting practices with amounts determined in accordance with GAAP is as follows:

                                              CAPITAL AND SURPLUS          NET INCOME (LOSS)
                                              --------------------------------------------------------
                                                                                         PERIOD FROM
                                                                                         JUNE 6, 1996
                                                                           YEAR ENDED    TO
                                                  DECEMBER 31,             DECEMBER 31,  DECEMBER 31,
                                              1997           1996          1997          1996
                                              --------------------------------------------------------
Amounts as reported on a statutory basis      $ 212,852,227  $ 50,175,997  $  5,511,890   $(18,595,145)
--------------------------------------------
Add (deduct):
  Net unrealized gain on bonds                   14,327,159       215,899            --            --
   -----------------------------------------
  Interest maintenance reserve                    2,594,552     3,204,140      (370,129)    3,204,140
   -----------------------------------------
  Net realized loss on investments                       --            --      (239,459)           --
   -----------------------------------------
  Asset valuation reserve                         2,350,411     1,128,548            --            --
   -----------------------------------------
  Difference between GAAP and
    statutory-basis policyholders' funds        (19,203,409)  (15,536,418)   (3,666,991)  (15,536,418)
   -----------------------------------------
  Present value of future profits and
    deferred acquisition costs                   37,605,108    37,081,156       523,952    37,081,156
   -----------------------------------------
  Deferred federal income taxes                  (5,558,937)   (1,290,978)      670,981    (1,215,413)
   -----------------------------------------
  Nonadmitted assets                              1,121,588     1,100,310            --            --
--------------------------------------------  -------------  ------------  ------------  -------------
Amounts on a GAAP basis                       $ 246,088,699  $ 76,078,654  $  2,430,244   $ 4,938,320
--------------------------------------------  -------------  ------------  ------------  -------------
                                              -------------  ------------  ------------  -------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Other significant accounting practices are as follows:

    INVESTMENTS
    The discount or premium on bonds is amortized using the interest method. For mortgage-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values. Policy loans are reported at unpaid balances.

    Realized capital gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds are credited or charged directly in unassigned surplus.

    DATA PROCESSING EQUIPMENT
    Data processing equipment is reported at cost, less accumulated depreciation. Data processing equipment is depreciated on a straight-line basis over the useful life of the asset.

    PREMIUMS
    Premiums for group tax-qualified annuity business are recognized as revenue when deposited. Individual annuity premiums are recognized as revenue when due.

    BENEFITS
    Annuity benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department.

    The tabular interest, tabular less actual reserve released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to policyholders' funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges, and do not differ materially from reserve practices prescribed by the Department.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the exclusive benefit of variable annuity contractholders and for which the contractholders, and not the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist of mutual funds. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of operations.

    VULNERABILITY FROM CONCENTRATIONS
    The Company is licensed to conduct life insurance business in the state of New York. Currently, its products are sold through independent brokers in the group 403(b) marketplace, primarily to higher-education institutions and non-profit healthcare organizations.

    RECLASSIFICATIONS
    Certain prior year amounts have been reclassified to conform to the current year presentation.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS

    The major categories of net investment income are as follows:

                                                                                      PERIOD FROM
                                                                         YEAR ENDED   JUNE 6, 1996
                                                                         DECEMBER     TO DECEMBER
                                                                         31, 1997     31, 1996
                                                                         --------------------------
Income:
  Bonds                                                                  $42,237,959   $ 9,427,203
   --------------------------------------------------------------------
  Policy loans                                                             1,990,613       439,305
   --------------------------------------------------------------------
  Cash and short-term investments                                            315,328     1,024,525
   --------------------------------------------------------------------  -----------  -------------
Total investment income                                                   44,543,900    10,891,033
-----------------------------------------------------------------------
  Investment expenses                                                        590,104       121,861
   --------------------------------------------------------------------  -----------  -------------
  Net investment income                                                  $43,953,796   $10,769,172
   --------------------------------------------------------------------  -----------  -------------
                                                                         -----------  -------------

    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                         COST OR        GROSS        GROSS
                                         AMORTIZED      UNREALIZED   UNREALIZED   FAIR
                                         COST           GAINS        LOSSES       VALUE
                                         ------------------------------------------------------
At December 31, 1997:
  Corporate                              $ 445,296,161  $12,163,765  $(1,677,849) $ 455,782,077
   ------------------------------------
  U.S. government                           12,326,095      191,925           --     12,518,020
   ------------------------------------
  Foreign government                        17,131,754      636,803     (426,360)    17,342,197
   ------------------------------------
  Mortgage-backed                          115,611,907    3,369,970       (3,564)   118,978,313
   ------------------------------------
  State and municipal                        3,065,801       72,469           --      3,138,270
   ------------------------------------  -------------  -----------  -----------  -------------
                                         $ 593,431,718  $16,434,932  $(2,107,773) $ 607,758,877
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------

                                           COST OR       GROSS        GROSS
                                           AMORTIZED     UNREALIZED   UNREALIZED   FAIR
                                           COST          GAINS        LOSSES       VALUE
                                           ----------------------------------------------------
At December 31, 1996:
  Corporate                                $374,672,586  $ 1,065,584  $(2,174,439) $373,563,731
   --------------------------------------
  U.S. government                            66,997,162      582,337           --    67,579,499
   --------------------------------------
  Foreign government                          4,992,530       56,125           --     5,048,655
   --------------------------------------
  Mortgage-backed                           157,690,993      762,919      (76,627)  158,377,285
   --------------------------------------  ------------  -----------  -----------  ------------
                                           $604,353,271  $ 2,466,965  $(2,251,066) $604,569,170
                                           ------------  -----------  -----------  ------------
                                           ------------  -----------  -----------  ------------

    Fair value for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS (CONTINUED)
    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1997, by contractual maturity, is as follows:

                                                                        COST OR
                                                                        AMORTIZED      FAIR
                                                                        COST           VALUE
                                                                        ----------------------------
Maturity:
  In 1999-2002                                                          $ 159,878,049  $ 161,394,220
   -------------------------------------------------------------------
  In 2003-2007                                                            224,195,608    229,089,814
   -------------------------------------------------------------------
  After 2007                                                               93,746,154     98,296,530
   -------------------------------------------------------------------
  Mortgage-backed securities                                              115,611,907    118,978,313
   -------------------------------------------------------------------  -------------  -------------
Total                                                                   $ 593,431,718  $ 607,758,877
----------------------------------------------------------------------  -------------  -------------
                                                                        -------------  -------------

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Proceeds from sales of investments in bonds were $274,742,319 and $365,646,000 in 1997 and 1996, respectively. Gross gains of $1,533,793 and $4,871,624 and gross losses of $1,922,165 and $2,443 during 1997 and 1996, respectively, were realized on those sales. Net gains (losses) of $(26) and $376,041 were realized on sales of short-term investments in 1997 and 1996, respectively.

    Realized capital gains and losses are reported net of federal income taxes of $55,541 and $1,836,682 in 1997 and 1996, respectively, and amounts transferred to the interest maintenance reserve of $239,459 and $3,409,395 in 1997 and 1996, respectively.

    At December 31, 1997, investments in bonds with an admitted asset value of $500,177 were on deposit with the Department to satisfy regulatory requirements.

    At December 31, 1997, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

3.  FEDERAL INCOME TAXES

    The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to differences in ceding commissions for tax return and financial statement purposes.

4.  ANNUITY RESERVES

    At December 31, 1997, the Company's future policy benefits and claims and policyholders' funds, including separate accounts, that are subject to discretionary withdrawal with

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

4.  ANNUITY RESERVES (CONTINUED)
    adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                              AMOUNT         PERCENT
                                                                              --------------------------
Subject to discretionary withdrawal with adjustment:
  At book value, less surrender charge                                        $ 263,779,308        35.2%
   -------------------------------------------------------------------------
  At market value                                                               159,132,918        21.3
   -------------------------------------------------------------------------  -------------       -----
                                                                                422,912,226        56.5
Subject to discretionary withdrawal without adjustment at book value with
minimal or no charge or adjustment                                              323,686,183        43.3
----------------------------------------------------------------------------
Not subject to discretionary withdrawal                                           1,214,524         0.2
----------------------------------------------------------------------------  -------------       -----
Total future policy benefits and claims and policyholders' funds              $ 747,812,933       100.0%
----------------------------------------------------------------------------  -------------       -----
                                                                              -------------       -----

5.  CAPITAL AND SURPLUS

    The Company was initially capitalized on August 12, 1996 with a capital contribution from Lincoln Life in the amount of $2,000,000. Additional paid-in surplus from Lincoln Life of $169,000,000 and $158,407,481 was received in September 1996 and December 1997, respectively.

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors. At December 31, 1997, the Company exceeds the RBC requirements.

    The payment of dividends by the Company requires 30 day advance notice to the Department.

6.  EMPLOYEE BENEFIT PLANS
    The Company participates in various employee benefit plans sponsored by LNC.

    PENSION PLANS
    LNC maintains funded defined benefit pension plans for most of its employees. The benefits for employees are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. The plans are funded by contributions to tax-exempt trusts. The Company's funding policy is consistent with the funding requirements of Federal laws and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Plan assets consist principally of listed equity securities, corporate obligations and government bonds.

    LNC also administers an unfunded, non-qualified, defined benefit salary continuation plan that provides certain officers of the Company defined pension benefits based on years of service and final monthly salary upon death or retirement.

    401(k) PLAN
    LNC and the Company sponsor contributory defined contribution plans for eligible employees and agents. The Company's contributions to the plans are equal to each participant's pretax contribution, not to exceed 6% of base pay, multiplied by a percentage ranging from 25% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors.

    POSTRETIREMENT MEDICAL AND LIFE INSURANCE BENEFIT PLANS
    LNC sponsors unfunded defined benefit plans that provide postretirement medical and life insurance benefits to full-time employees and agents who, depending on the plan, have worked for the Company 10 to 15 years and attained age 55 to 60. Medical benefits are also available to spouses and other dependents of employees and agents. For medical benefits, limited contributions are required from individuals retired prior to November 1, 1988; contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. The life insurance benefits are noncontributory, although participants can elect supplemental contributory benefits.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

7.  RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

    LEASES
    The Company leases office space and equipment under lease agreements that expire at various intervals over the next six years and are subject to renewal options at market rates prevailing at the time of renewal. Rental expense for all operating leases was $155,664 and $32,252 for 1997 and 1996, respectively. Future minimum rental commitments are as follows:

1998                                $  190,224
----------------------------------
1999                                   195,081
----------------------------------
2000                                   195,081
----------------------------------
2001                                   189,494
----------------------------------
2002                                   161,563
----------------------------------
Thereafter                             134,637
----------------------------------  ----------
                                    $1,066,080
                                    ----------
                                    ----------

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position or results of operations of the Company.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values and, accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of the Company's financial instruments.
    BONDS
    Fair values of bonds are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.
    POLICY LOANS
    The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.
    CASH AND SHORT-TERM INVESTMENTS
    The carrying value of cash and short-term investments approximates fair value.
    POLICYHOLDER FUNDS
    The fair values of policyholder funds are based on their approximate surrender values.
    The carrying values and estimated fair values of the Company's financial instruments as of December 31, 1997 are as follows:

ASSETS         CARRYING
(LIABILITIES)  VALUE          FAIR VALUE
-------------------------------------------
Bonds          $ 593,431,718  $ 607,258,877
-------------
Policy loans      39,054,927     39,054,927
-------------
Cash and
short-term
investments      163,773,594    163,773,594
-------------
Policyholders'
funds           (587,465,491)  (587,465,491)
-------------

9.  TRANSACTIONS WITH AFFILIATES
    The Company has entered into agreements with Lincoln Life to receive processing and other corporate services. Fees paid to Lincoln Life for such services were $3,454,014 and $931,000 for 1997 and 1996, respectively. The Company has also entered into an agreement with Lincoln Life to provide 403(b) processing services primarily related to banking and cash management. Fees received from Lincoln Life for such services were $578,003 and $229,000 for 1997 and 1996, respectively.
    The Company has an investment management agreement with an affiliate, Lincoln Investment Management, Inc., for investment advisory and asset management services. Fees paid for such investment services were $558,011 and $122,000 for 1997 and 1996, respectively.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

9.  TRANSACTIONS WITH AFFILIATES (CONTINUED)

10. SEPARATE ACCOUNTS

    Separate account premiums, deposits and other considerations amounted to $167,895,749 in 1997. Reserves for separate accounts with assets at fair value were $159,132,918 at December 31, 1997. All reserves are subject to discretionary withdrawal at market value. All of the Company's separate accounts are nonguaranteed.

    A reconciliation of transfers to (from) separate accounts for the year ended December 31, 1997 is as follows:

Transfers as reported in the Summary of Operations of various Separate Accounts:
   ------------------------------------------------------------------------------------
  Transfers to separate accounts                                                         $ 167,895,749
   ------------------------------------------------------------------------------------
  Transfers from separate accounts                                                         (28,417,276)
   ------------------------------------------------------------------------------------  -------------
Net transfer to separate accounts as reported in the Company's NAIC Annual Statement     $ 139,478,473
---------------------------------------------------------------------------------------  -------------
                                                                                         -------------

11. SUBSEQUENT EVENT

    Additional surplus contributed by Lincoln Life on December 29, 1997 was used to finance an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation. The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement. Operating results generated by this block of business after the closing date will be included in the Company's financial statements from the closing date. At the time of closing, this block of business had statutory liabilities of $779,551,235 that became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $157,650,000 and earnings of $9,285,600 on a statutory basis of accounting. The Company expects to pay $1,000,000 to cover expenses associated with the reinsurance agreement.

12. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business activities. The Company shares information systems with Lincoln Life, and Lincoln Life is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, Lincoln Life and the Company have initiated formal communications with critical parties that interface with the Company's systems to gain an understanding of their progress in addressing Year 2000 Issues. While the Company is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. The Company presently believes that with the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 Issue will not pose significant operational problems for its computer systems. In addition, the Company is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 Issue could have a material adverse impact on the operation of the Company's business.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

12. IMPACT OF YEAR 2000 (UNAUDITED) (CONTINUED)
    During 1997 and 1996, expenditures to address this issue were not material to the Company's financial statements. In addition, the Company's financial plans for 1998 through 2000 include immaterial amounts relative to this issue. The cost of addressing Year 2000 Issues and the timeliness of completion will be closely monitored by management and are based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

                          OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS ON
OTHER FINANCIAL INFORMATION

Board of Directors
Lincoln Life & Annuity Company of New York

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.

                                            [SIGNATURE]

March 12, 1998

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA -- STATUTORY BASIS

DECEMBER 31, 1997

Investment income earned:
          Government bonds                                              $ 10,210,129
          ------------------------------------------------------------
          Other bonds (unaffiliated)                                      32,025,370
          ------------------------------------------------------------
          Policy loans                                                     1,990,613
          ------------------------------------------------------------
          Cash on hand and on deposit                                         15,706
          ------------------------------------------------------------
          Short-term investments                                             299,622
          ------------------------------------------------------------
          Aggregate write-ins for investment income                            2,460
          ------------------------------------------------------------  ------------

Gross investment income                                                 $ 44,543,900
----------------------------------------------------------------------  ------------
                                                                        ------------

Bonds and short-term investments by class and maturity:
  Bonds by maturity (statement value):
    Due within one year or less                                         $157,373,927
----------------------------------------------------------------------
    Over 1 year through 5 years                                          206,718,997
----------------------------------------------------------------------
    Over 5 years through 10 years                                        252,342,252
----------------------------------------------------------------------
    Over 10 years through 20 years                                        69,249,669
----------------------------------------------------------------------
    Over 20 years                                                         53,525,556
----------------------------------------------------------------------  ------------
  Total by maturity                                                     $739,210,401
----------------------------------------------------------------------  ------------
                                                                        ------------
  Bonds by class (statement value):
    Class 1                                                             $493,275,662
----------------------------------------------------------------------
    Class 2                                                              218,168,700
----------------------------------------------------------------------
    Class 3                                                               18,838,715
----------------------------------------------------------------------
    Class 4                                                                8,927,324
----------------------------------------------------------------------  ------------
  Total by class                                                        $739,210,401
----------------------------------------------------------------------  ------------
                                                                        ------------

Total bonds publicly traded                                             $693,512,440
----------------------------------------------------------------------  ------------
                                                                        ------------
Total bonds privately placed                                            $ 45,697,961
----------------------------------------------------------------------  ------------
                                                                        ------------
Short-term investments (cost or amortized cost)                         $145,778,683
----------------------------------------------------------------------  ------------
                                                                        ------------
Cash on deposit                                                         $ 17,994,911
----------------------------------------------------------------------  ------------
                                                                        ------------

Annuities:
    Ordinary:
      Immediate amount of income payable                              $      140,946
----------------------------------------------------------------------
                                                                      --------------
                                                                      --------------
Deposit funds and dividend accumulations:
    Deposit funds account balance                                     $  587,465,491
----------------------------------------------------------------------
                                                                      --------------
                                                                      --------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTE TO SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA -- STATUTORY BASIS

NOTE -- BASIS OF PRESENTATION

The accompanying schedule presents selected statutory-basis financial data as of December 31, 1997 for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in Lincoln Life & Annuity Company of New York's 1997 Statutory Annual Statement as filed with the New York Insurance Department.

              Financial Statements -- Statutory Basis (Unaudited)

                             LINCOLN LIFE & ANNUITY
                              COMPANY OF NEW YORK

                   THREE MONTHS ENDED MARCH 31, 1998 AND 1997

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

FINANCIAL STATEMENTS -- STATUTORY BASIS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                    CONTENTS

FINANCIAL STATEMENTS

Balance Sheet -- Statutory Basis (Unaudited)..........................................................         63

Statements of Operations -- Statutory Basis (Unaudited)...............................................         64

Statements of Changes in Capital and Surplus -- Statutory Basis (Unaudited)...........................         65

Statements of Cash Flows -- Statutory Basis (Unaudited)...............................................         66

Notes to Financial Statements -- Statutory Basis (Unaudited)..........................................         67

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEET -- STATUTORY BASIS (UNAUDITED)

MARCH 31, 1998

ADMITTED ASSETS
CASH AND INVESTED ASSETS:
Bonds                                                         $1,081,072,420
------------------------------------------------------------
Mortgage loans on real estate                                    200,891,350
------------------------------------------------------------
Policy loans                                                      40,975,893
------------------------------------------------------------
Cash and short-term investments                                   59,713,851
------------------------------------------------------------
Receivable for securities                                            929,557
------------------------------------------------------------  --------------
Total cash and invested assets                                 1,383,583,071
------------------------------------------------------------

Premiums and fees in course of collection                         10,666,544
------------------------------------------------------------
Accrued investment income                                         21,745,014
------------------------------------------------------------
Data processing equipment                                            261,287
------------------------------------------------------------
Other admitted assets                                             63,138,570
------------------------------------------------------------
Separate account assets                                          192,088,461
------------------------------------------------------------  --------------
Total admitted assets                                         $1,671,482,947
------------------------------------------------------------  --------------
                                                              --------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Policyholders' funds                                          $  751,558,672
------------------------------------------------------------
Future policy benefits and claims                                623,642,101
------------------------------------------------------------
Other liabilities                                                 17,666,745
------------------------------------------------------------
Federal income taxes                                               2,996,008
------------------------------------------------------------
Asset valuation reserve                                            4,642,461
------------------------------------------------------------
Interest maintenance reserve                                       2,449,766
------------------------------------------------------------
Net transfers due from separate accounts                          (6,172,605)
------------------------------------------------------------
Separate account liabilities                                     192,088,461
------------------------------------------------------------  --------------
Total liabilities                                              1,588,871,609
------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned
  by The Lincoln National Life Insurance Company)                  2,000,000
------------------------------------------------------------
Paid-in surplus                                                  227,407,481
------------------------------------------------------------
Unassigned surplus -- deficit                                   (146,796,143)
------------------------------------------------------------  --------------
Total capital and surplus                                         82,611,338
------------------------------------------------------------  --------------
Total liabilities and capital and surplus                     $1,671,482,947
------------------------------------------------------------  --------------
                                                              --------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS -- STATUTORY BASIS
(UNAUDITED)

                                                                     THREE MONTHS ENDED MARCH 31,
                                                                     1998               1997
                                                                     --------------     ------------
REVENUES:
Premiums and deposits                                                $  816,637,545     $130,589,000
-----------------------------------------------------------------
Net investment income                                                    25,053,059       11,140,862
-----------------------------------------------------------------
Surrender charges                                                           538,380          339,892
-----------------------------------------------------------------
Amortization of the interest maintenance reserve                           (274,446)         127,725
-----------------------------------------------------------------
Other revenues                                                                3,714           31,519
-----------------------------------------------------------------    --------------     ------------
Total revenues                                                          841,958,252      142,228,998
-----------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits paid or provided to policyholders                              824,140,895       21,093,787
-----------------------------------------------------------------
Commissions                                                             127,060,808          675,655
-----------------------------------------------------------------
General expenses                                                          6,178,564        1,255,672
-----------------------------------------------------------------
Insurance taxes, licenses and fees                                        1,331,384           60,898
-----------------------------------------------------------------
Net transfers to separate accounts                                        8,144,219      117,699,461
-----------------------------------------------------------------    --------------     ------------
Total benefits and expenses                                             966,855,870      140,785,473
-----------------------------------------------------------------    --------------     ------------
Gain (loss) from operations before dividends to policyholders,
federal income taxes and net realized capital gains                    (124,897,618)       1,443,525
-----------------------------------------------------------------
Dividends to policyholders                                                  323,154               --
-----------------------------------------------------------------    --------------     ------------
Gain (loss) from operations before federal income taxes and net
realized capital gains                                                 (125,220,772)       1,443,525
-----------------------------------------------------------------
Federal income taxes                                                      3,297,183          341,399
-----------------------------------------------------------------    --------------     ------------
Gain (loss) from operations before net realized capital gains          (128,517,955)       1,102,126
-----------------------------------------------------------------
Net realized capital gains                                                  387,449                2
-----------------------------------------------------------------    --------------     ------------
Net income (loss)                                                    $ (128,130,506)    $  1,102,128
-----------------------------------------------------------------    --------------     ------------
                                                                     --------------     ------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS (UNAUDITED)

                                                                               UNASSIGNED        TOTAL
                                                     COMMON       PAID-IN       SURPLUS--     CAPITAL AND
                                                     STOCK        SURPLUS        DEFICIT        SURPLUS
                                                   ----------  -------------  -------------  -------------
Balances at January 1, 1998                        $2,000,000  $ 227,407,481  $ (16,555,254) $ 212,852,227
-------------------------------------------------
ADD (DEDUCT):
Net loss                                                   --             --   (128,130,506)  (128,130,506)
-------------------------------------------------
Decrease in nonadmitted assets                             --             --        181,667        181,667
-------------------------------------------------
Increase in asset valuation reserve                        --             --     (2,292,050)    (2,292,050)
-------------------------------------------------  ----------  -------------  -------------  -------------
Balances at March 31, 1998                         $2,000,000  $ 227,407,481  $(146,796,143) $  82,611,338
-------------------------------------------------  ----------  -------------  -------------  -------------
                                                   ----------  -------------  -------------  -------------

Balances at January 1, 1997                          $2,000,000  $ 69,000,000  $ (20,824,003) $  50,175,997
---------------------------------------------------
ADD (DEDUCT):
Net income                                                   --            --      1,102,128      1,102,128
---------------------------------------------------
Increase in nonadmitted assets                               --            --        (93,385)       (93,385)
---------------------------------------------------
Increase in asset valuation reserve                          --            --       (215,893)      (215,893)
---------------------------------------------------  ----------  ------------  -------------  -------------
Balances at March 31, 1997                           $2,000,000  $ 69,000,000  $ (20,031,153) $  50,968,847
---------------------------------------------------  ----------  ------------  -------------  -------------
                                                     ----------  ------------  -------------  -------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS (UNAUDITED)

                                                                              THREE MONTHS ENDED MARCH 31,
                                                                              1998           1997
                                                                              -------------  -------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received                   $ 812,264,625  $ 130,589,000
----------------------------------------------------------------------------
Investment income received                                                       14,181,918     11,095,864
----------------------------------------------------------------------------
Benefits paid                                                                   (39,023,842)   (28,529,868)
----------------------------------------------------------------------------
Insurance expenses paid                                                        (143,976,536)  (122,071,655)
----------------------------------------------------------------------------
Federal income taxes paid                                                                --        (72,551)
----------------------------------------------------------------------------
Dividends to policyholders                                                         (320,853)            --
----------------------------------------------------------------------------
Other income received and expenses paid, net                                        974,119        371,411
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) operating activities                             644,099,431     (8,617,799)
----------------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                       63,304,006    142,472,088
----------------------------------------------------------------------------
Purchase of investments                                                        (751,836,058)  (131,720,366)
----------------------------------------------------------------------------
Net increase in policy loans                                                     (1,920,966)      (403,647)
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) investing activities                            (690,453,018)    10,348,075
----------------------------------------------------------------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
Other                                                                           (57,706,156)   (17,727,274)
----------------------------------------------------------------------------  -------------  -------------
Net cash used in financing activities                                           (57,706,156)   (17,727,274)
----------------------------------------------------------------------------  -------------  -------------
Decrease in cash and short-term investments                                    (104,059,743)   (15,996,998)
----------------------------------------------------------------------------
Total cash and short-term investments at beginning of period                    163,773,594     19,335,007
----------------------------------------------------------------------------  -------------  -------------
Total cash and short-term investments at end of period                        $  59,713,851  $   3,338,009
----------------------------------------------------------------------------  -------------  -------------
                                                                              -------------  -------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS (UNAUDITED)

1.  BASIS OF PRESENTATION

    The accompanying statutory-basis financial statements of Lincoln Life & Annuity of New York (the "Company") have been prepared in accordance with accounting practices prescribed or permitted by the New York Insurance Department (the "Department"), except that they do not contain complete notes. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. These financial statements are unaudited and include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results, in accordance with the accounting basis described above. For further information, refer to the statutory-basis financial statements and notes as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and the period from June 6, 1996 to December 31, 1996, included in this registration statement.

    Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

    The following footnotes are included due to significant changes in circumstances since December 31, 1997. The majority of these changes are caused by the acquisition of certain individual life and annuity business from CIGNA Corporation.

2.  ACQUISITIONS
    On January 2, 1998, the Company and The Lincoln National Life Insurance Company ("Lincoln Life" -- an affiliate) entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation. The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement. Operating results generated by this block of business for the three month period ended March 31, 1998 have been included in the Company's financial statements as of and for the three month period ended March 31, 1998. At the time of closing, this block of business had statutory liabilities of $779,551,235 that became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $157,650,000 and earnings of $9,285,600 on a statutory basis of accounting. The Company expects to pay $1,000,000 to cover expenses associated with the reinsurance agreement.

    On May 21, 1998, the Company and Lincoln Life announced their intentions to acquire certain domestic individual life insurance business from Aetna, Inc. via a 100% indemnity reinsurance transaction. The transaction is expected to close in the fall of 1998. Under the terms of the agreement, the Company will pay approximately $125 million to acquire the business and assume liabilities of approximately $426.9 million. Cash equal to such liabilities will also be received by the Company.

3.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Existing statutory accounting practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    PREMIUMS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

3. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) contracts are reported as premiums and deposits revenues; whereas under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.
    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    A reconciliation of the Company's capital and surplus and net income (loss) determined in accordance with statutory accounting practices with amounts determined in accordance with GAAP is as follows:

                                                      CAPITAL AND
                                                      SURPLUS           NET INCOME (LOSS)
                                                      -------------     ------------------------------
                                                      MARCH 31,         THREE MONTHS ENDED MARCH 31,
                                                      -------------     ------------------------------
                                                      1998              1998               1997
                                                      -------------     ------------------------------
Amounts as reported on a statuary basis               $  82,611,338     $ (128,130,506)    $ 1,102,128
--------------------------------------------------
Add (deduct):
  Net unrealized gain on bonds                           17,057,577                 --              --
--------------------------------------------------
  Interest maintenance reserve                            2,449,766            274,446        (127,725)
--------------------------------------------------
  Net realized loss on investments                               --           (419,232)       (574,288)
--------------------------------------------------
  Asset valuation reserve                                 4,642,461                 --              --
--------------------------------------------------
  Difference between GAAP and statutory-basis
    policyholders' funds                                (80,062,385)         7,589,009          40,354
--------------------------------------------------
  Present value of future profits and deferred
    acquisition costs                                   136,751,975        122,359,145         113,780
--------------------------------------------------
  Deferred federal income taxes                          17,159,157          1,539,085        (174,046)
--------------------------------------------------
  Goodwill                                               69,567,274                 --              --
--------------------------------------------------
  Nonadmitted assets                                      1,000,153                 --              --
--------------------------------------------------    -------------     --------------     -----------
Amounts on a GAAP basis                               $ 251,177,316     $    3,211,947     $   380,203
--------------------------------------------------    -------------     --------------     -----------
                                                      -------------     --------------     -----------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

3. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Other significant accounting practices are as follows:

    INVESTMENTS
    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments.

    PREMIUMS
    Life insurance and individual annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on funds withheld are reported in net investment income.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

4.  INVESTMENTS
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds as of March 31, 1998 are summarized as follows:

                         COST OR         GROSS        GROSS
                         AMORTIZED       UNREALIZED   UNREALIZED   FAIR
                         COST            GAINS        LOSSES       VALUE
                         --------------------------------------------------------
Corporate                $  859,049,567  $13,936,716  $(2,055,297) $  870,930,986
-----------------------
U.S. government              24,961,394      194,735          (29)     25,156,100
-----------------------
Foreign government           16,144,312      814,184     (120,261)     16,838,235
-----------------------
Mortgage-backed             173,970,322    4,134,353      (65,469)    178,039,206
-----------------------
State and municipal           6,946,825      218,645           --       7,165,470
-----------------------  --------------  -----------  -----------  --------------
                         $1,081,072,420  $19,298,633  $(2,241,056) $1,098,129,997
                         --------------  -----------  -----------  --------------
                         --------------  -----------  -----------  --------------

    During 1998, the minimum and maximum lending rates for mortgage loans were 6.75% and 10.29%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At March 31, 1998, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

5.  FEDERAL INCOME TAXES
    The effective income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends-received tax deductions and differences in ceding commissions and policy acquisition costs for tax return and financial statement purposes.

APPENDIX 1

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS


                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations show how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Variable Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Variable Account. In addition, the net investment returns also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Variable Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1997.



                    Considering current charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of return of 0%, 6%, and 12% correspond to net investment experience at constant annual rates of -1.61%, 4.39% and 10.39%.



                    Considering guaranteed charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.71%, 4.29% and 10.29%.



                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.



                    The illustrations also reflect the fact that LLANY deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.



                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $12.50 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 (and guaranteed values, $10) in subsequent Policy Years. The charge also includes $0.09 per $1,000 of Specified Amount during the first twenty Policy Years.



                    Upon request, LLANY will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,733 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1



                                  GUARANTEED BASIS


             PREMIUMS
END OF    ACCUMULATED AT           DEATH BENEFIT PROCEEDS                 TOTAL ACCUMULATION VALUE
POLICY     5% INTEREST           ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
 YEAR        PER YEAR        GROSS 0%     GROSS 6%     GROSS 12%    GROSS 0%     GROSS 6%     GROSS 12%
------    --------------     ---------    ---------    ---------    ---------    ---------    ----------

    1         14,420         1,000,000    1,000,000    1,000,000      11,129       11,839        12,549
    2         29,560         1,000,000    1,000,000    1,000,000      21,936       24,043        26,236
    3         45,458         1,000,000    1,000,000    1,000,000      32,368       36,569        41,117
    4         62,150         1,000,000    1,000,000    1,000,000      42,402       49,403        57,287
    5         79,678         1,000,000    1,000,000    1,000,000      52,013       62,525        74,845

    6         98,081         1,000,000    1,000,000    1,000,000      61,166       75,908        93,900
    7        117,405         1,000,000    1,000,000    1,000,000      69,817       89,515       114,558
    8        137,695         1,000,000    1,000,000    1,000,000      77,903      103,290       136,928
    9        158,999         1,000,000    1,000,000    1,000,000      85,341      117,152       161,111
   10        181,369         1,000,000    1,000,000    1,000,000      92,037      131,012       187,219

   11        204,857         1,000,000    1,000,000    1,000,000      97,887      144,769       215,382
   12        229,519         1,000,000    1,000,000    1,000,000     102,788      158,321       245,753
   13        255,415         1,000,000    1,000,000    1,000,000     106,633      171,565       278,526
   14        282,605         1,000,000    1,000,000    1,000,000     109,320      184,396       313,934
   15        311,155         1,000,000    1,000,000    1,000,000     110,704      196,679       352,239

   20        476,799         1,000,000    1,000,000    1,000,000      87,896      240,309       598,538
   25        688,208                 0    1,000,000    1,060,544           0      213,860     1,010,042
   30        958,025                 0            0    1,781,005           0            0     1,696,195


END OF              SURRENDER VALUE
POLICY        ANNUAL INVESTMENT RETURN OF        SURRENDER
 YEAR     GROSS 0%     GROSS 6%     GROSS 12%     CHARGE
------    ---------    ---------    ---------    ---------
    1            0            0            0       13,676
    2        8,670       10,777       12,970       13,266
    3       19,615       23,816       28,364       12,753
    4       30,196       37,197       45,080       12,206
    5       40,285       50,797       63,118       11,728
    6       50,054       64,796       82,788       11,112
    7       59,939       79,638      104,681        9,877
    8       69,260       94,647      128,285        8,643
    9       77,933      109,744      153,703        7,408
   10       85,863      124,838      181,046        6,173
   11       92,948      139,830      210,443        4,939
   12       99,084      154,617      242,049        3,704
   13      104,164      169,095      276,056        2,469
   14      108,085      183,162      312,700        1,235
   15      110,704      196,679      352,239            0
   20       87,896      240,309      598,538            0
   25            0      213,860     1,010,042           0
   30            0            0     1,696,195           0



All Amounts are in Dollars



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 22-23 of this Prospectus.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,733 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1



                                  CURRENT BASIS


             PREMIUMS
END OF    ACCUMULATED AT           DEATH BENEFIT PROCEEDS                 TOTAL ACCUMULATION VALUE
POLICY     5% INTEREST           ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
 YEAR        PER YEAR        GROSS 0%     GROSS 6%     GROSS 12%    GROSS 0%     GROSS 6%     GROSS 12%
------    --------------     ---------    ---------    ---------    ---------    ---------    ----------

    1         14,420         1,000,000    1,000,000    1,000,000      11,203       11,915        12,628
    2         29,560         1,000,000    1,000,000    1,000,000      22,292       24,417        26,627
    3         45,458         1,000,000    1,000,000    1,000,000      33,178       37,436        42,042
    4         62,150         1,000,000    1,000,000    1,000,000      43,860       50,991        59,015
    5         79,678         1,000,000    1,000,000    1,000,000      54,338       65,103        77,703

    6         98,081         1,000,000    1,000,000    1,000,000      64,611       79,792        98,279
    7        117,405         1,000,000    1,000,000    1,000,000      74,676       95,077       120,934
    8        137,695         1,000,000    1,000,000    1,000,000      84,534      110,982       145,881
    9        158,999         1,000,000    1,000,000    1,000,000      94,180      127,528       173,352
   10        181,369         1,000,000    1,000,000    1,000,000     103,613      144,739       203,604

   11        204,857         1,000,000    1,000,000    1,000,000     112,829      162,638       236,924
   12        229,519         1,000,000    1,000,000    1,000,000     121,751      181,179       273,560
   13        255,415         1,000,000    1,000,000    1,000,000     130,344      200,357       313,835
   14        282,605         1,000,000    1,000,000    1,000,000     138,539      220,135       358,081
   15        311,155         1,000,000    1,000,000    1,000,000     146,304      240,514       406,710

   20        476,799         1,000,000    1,000,000    1,000,000     175,007      349,344       732,960
   25        688,208         1,000,000    1,000,000    1,339,962     180,070      470,575     1,276,155
   30        958,025         1,000,000    1,000,000    2,264,233     120,880      588,673     2,156,413


END OF              SURRENDER VALUE
POLICY        ANNUAL INVESTMENT RETURN OF        SURRENDER
 YEAR     GROSS 0%     GROSS 6%     GROSS 12%     CHARGE
------    ---------    ---------    ---------    ---------
    1            0            0            0       13,676
    2        9,026       11,150       13,361       13,266
    3       20,425       24,682       29,289       12,753
    4       31,654       38,785       46,809       12,206
    5       42,611       53,376       65,975       11,728
    6       53,499       68,680       87,167       11,112
    7       64,799       85,200      111,057        9,877
    8       75,891      102,340      137,238        8,643
    9       86,772      120,120      165,944        7,408
   10       97,440      138,566      197,431        6,173
   11      107,890      157,699      231,985        4,939
   12      118,047      177,475      269,856        3,704
   13      127,875      197,888      311,365        2,469
   14      137,304      218,901      356,846        1,235
   15      146,304      240,514      406,710            0
   20      175,007      349,344      732,960            0
   25      180,070      470,575     1,276,155           0
   30      120,880      588,673     2,156,413           0



All Amounts are in Dollars



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 22-23 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,685 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS


             PREMIUMS
END OF    ACCUMULATED AT           DEATH BENEFIT PROCEEDS                TOTAL ACCUMULATION VALUE
POLICY     5% INTEREST           ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
 YEAR        PER YEAR        GROSS 0%     GROSS 6%     GROSS 12%    GROSS 0%     GROSS 6%     GROSS 12%
------    --------------     ---------    ---------    ---------    ---------    ---------    ---------

    1         22,738         1,000,000    1,000,000    1,000,000      18,007       19,141        20,275
    2         46,612         1,000,000    1,000,000    1,000,000      34,932       38,296        41,797
    3         71,681         1,000,000    1,000,000    1,000,000      50,627       57,300        64,528
    4         98,003         1,000,000    1,000,000    1,000,000      64,977       76,019        88,473
    5        125,640         1,000,000    1,000,000    1,000,000      77,853       94,299       113,632

    6        154,660         1,000,000    1,000,000    1,000,000      89,085      111,946       139,983
    7        185,131         1,000,000    1,000,000    1,000,000      98,440      128,702       167,464
    8        217,125         1,000,000    1,000,000    1,000,000     105,595      144,216       195,951
    9        250,719         1,000,000    1,000,000    1,000,000     110,129      158,036       225,262
   10        285,993         1,000,000    1,000,000    1,000,000     111,543      169,632       255,192

   11        323,030         1,000,000    1,000,000    1,000,000     109,289      178,418       285,554
   12        361,920         1,000,000    1,000,000    1,000,000     102,764      183,753       316,205
   13        402,753         1,000,000    1,000,000    1,000,000      91,315      184,935       347,065
   14        445,629         1,000,000    1,000,000    1,000,000      74,200      181,160       378,121
   15        490,648         1,000,000    1,000,000    1,000,000      50,446      171,388       409,366

   20        751,845                 0            0    1,000,000           0            0       566,122
   25      1,085,207                 0            0    1,000,000           0            0       757,444
   30      1,510,670                 0            0    1,250,223           0            0     1,237,844


END OF              SURRENDER VALUE
POLICY        ANNUAL INVESTMENT RETURN OF        SURRENDER
 YEAR     GROSS 0%     GROSS 6%     GROSS 12%     CHARGE
------    ---------    ---------    ---------    ---------
    1            0            0             0      25,098
    2       10,872       14,236        17,737      24,060
    3       27,636       34,310        41,538      22,991
    4       43,025       54,066        66,520      21,953
    5       56,970       73,416        92,748      20,883
    6       69,239       92,101       120,137      19,845
    7       80,799      111,062       149,823      17,640
    8       90,160      128,781       180,515      15,435
    9       96,898      144,805       212,031      13,230
   10      100,518      158,606       244,166      11,025
   11      100,469      169,598       276,734       8,820
   12       96,149      177,138       309,590       6,615
   13       86,905      180,525       342,654       4,410
   14       71,995      178,955       375,916       2,205
   15       50,446      171,388       409,366           0
   20            0            0       566,122           0
   25            0            0       757,444           0
   30            0            0     1,237,844           0



All Amounts are in Dollars



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 22-23 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,685 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS


             PREMIUMS
END OF    ACCUMULATED AT           DEATH BENEFIT PROCEEDS                TOTAL ACCUMULATION VALUE
POLICY     5% INTEREST           ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
 YEAR        PER YEAR        GROSS 0%     GROSS 6%     GROSS 12%    GROSS 0%     GROSS 6%     GROSS 12%
------    --------------     ---------    ---------    ---------    ---------    ---------    ---------

    1         22,738         1,000,000    1,000,000    1,000,000      18,314       19,458        20,603
    2         46,612         1,000,000    1,000,000    1,000,000      36,272       39,699        43,263
    3         71,681         1,000,000    1,000,000    1,000,000      53,803       60,677        68,113
    4         98,003         1,000,000    1,000,000    1,000,000      70,890       82,404        95,357
    5        125,640         1,000,000    1,000,000    1,000,000      87,526      104,899       125,233

    6        154,660         1,000,000    1,000,000    1,000,000     103,701      128,182       158,005
    7        185,131         1,000,000    1,000,000    1,000,000     119,405      152,276       193,966
    8        217,125         1,000,000    1,000,000    1,000,000     134,628      177,204       233,445
    9        250,719         1,000,000    1,000,000    1,000,000     149,358      202,992       276,809
   10        285,993         1,000,000    1,000,000    1,000,000     163,582      229,669       324,470

   11        323,030         1,000,000    1,000,000    1,000,000     177,284      257,264       376,893
   12        361,920         1,000,000    1,000,000    1,000,000     189,989      285,388       434,244
   13        402,753         1,000,000    1,000,000    1,000,000     201,575      313,981       497,063
   14        445,629         1,000,000    1,000,000    1,000,000     211,680      342,787       565,852
   15        490,648         1,000,000    1,000,000    1,000,000     219,854      371,499       641,258

   20        751,845         1,000,000    1,000,000    1,215,397     215,190      505,040     1,157,521
   25      1,085,207         1,000,000    1,000,000    2,104,325     114,273      634,276     2,004,119
   30      1,510,670                 0    1,000,000    3,407,995           0      769,393     3,374,252


END OF              SURRENDER VALUE
POLICY        ANNUAL INVESTMENT RETURN OF        SURRENDER
 YEAR     GROSS 0%     GROSS 6%     GROSS 12%     CHARGE
------    ---------    ---------    ---------    ---------
    1            0            0             0      25,098
    2       12,212       15,639        19,203      24,060
    3       30,812       37,687        45,122      22,991
    4       48,937       60,451        73,404      21,953
    5       66,642       84,015       104,350      20,883
    6       83,855      108,336       138,159      19,845
    7      101,765      134,635       176,325      17,640
    8      119,193      161,769       218,009      15,435
    9      136,128      189,762       263,578      13,230
   10      152,556      218,643       313,445      11,025
   11      168,464      248,444       368,073       8,820
   12      183,374      278,773       427,629       6,615
   13      197,165      309,571       492,653       4,410
   14      209,475      340,582       563,647       2,205
   15      219,854      371,499       641,258           0
   20      215,190      505,040     1,157,521           0
   25      114,273      634,276     2,004,119           0
   30            0      769,393     3,374,252           0



All Amounts are in Dollars



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 22-23 of this Prospectus.

                                    PART II

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

       (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

       (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);

       The prospectus, consisting of 76 pages;

       The undertaking to file reports;

       The fees and charges representation;


       Statements regarding indemnification;


       The signatures.


    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
       (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.
       (2) Not applicable.

       (3) (a) Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York*

           (b) Form of Selling Group Agreement.*
           (c) Commission Schedule for Variable Life Policies.*
       (4) Not applicable.
       (5) (a)  Proposed Form of Policy and Application.
           (b) Riders.
       (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.

           (b) Bylaws of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.
       (7) Not applicable.

       (8) Fund Participation Agreements.*


           Agreements between Lincoln Life & Annuity Company of New York and:


           (a) AIM Variable Insurance Funds, Inc.*


           (b) BT Insurance Funds Trust*


           (c) Delaware Group Premium Fund, Inc.*


           (d) Fidelity Variable Insurance Products Fund.*


           (e) Fidelity Variable Insurance Products Fund II.*


           (f)  Lincoln National Money Market Fund, Inc.*


           (g) MFS-Registered Trademark- Variable Insurance Trust.*


           (h) Templeton Variable Products Series Fund.*


           (i)  OCC Accumulation Trust.*


       (9) (a)  Not applicable.

           (b) *
       (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).

    3.  Opinion and Consent of Robert O. Sheppard, Esq.

    4.  Not applicable.
    5.  Not applicable.

    6.  Opinion and Consent of Michael J. Roscoe, F.S.A.


    7.  Consent of Ernst & Young LLP, Independent Auditors.

    8.  Not applicable.

    * To be filed by amendment

                                   SIGNATURES


    As required by the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Syracuse and State of New York, on the 1st day of July, 1998.


                                          LLANY SEPARATE ACCOUNT R FOR FLEXIBLE
                                           PREMIUM VARIABLE LIFE INSURANCE
                                           (Name of Registrant)

                                          By:       /s/ PHILIP L. HOLSTEIN

                                             -----------------------------------

                                                     Philip L. Holstein
                                                   PRESIDENT AND DIRECTOR
                                              LINCOLN LIFE & ANNUITY COMPANY OF
                                                           NEW YORK


                                          LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK
                                           (Name of Depositor)

                                          By:       /s/ PHILIP L. HOLSTEIN

                                             -----------------------------------

                                                     Philip L. Holstein
                                                   PRESIDENT AND DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 1, 1998 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

              /s/ PHILIP L. HOLSTEIN                President, Treasurer and
   -------------------------------------------       Director (Principal
                Philip L. Holstein                   Executive Officer)

                /s/ JON A. BOSCIA
   -------------------------------------------      Director
                  Jon A. Boscia

              /s/ RICHARD C. VAUGHAN
   -------------------------------------------      Director
                Richard C. Vaughan

                                                    Second Vice President and
               /s/ TROY D. PANNING                   Chief Financial Officer
   -------------------------------------------       (Principal Financial
                 Troy D. Panning                     Officer and Principal
                                                     Accounting Officer)

             /S/ THOMAS D. BELL, JR.
   -------------------------------------------      Director
               Thomas D. Bell, Jr.

               /s/ ROLAND C. BAKER
   -------------------------------------------      Director
                 Roland C. Baker

               /s/ HARRY L. KAVETAS
   -------------------------------------------      Director
                 Harry L. Kavetas

           /s/ BARBARA STEURY KOWALCZYK
   -------------------------------------------      Director
             Barbara Steury Kowalczyk

          /s/ MARGUERITE LEANNE LACHMAN
   -------------------------------------------      Director
            Marguerite Leanne Lachman

              /s/ JOHN M. PIETRUSKI
   -------------------------------------------      Director
                John M. Pietruski

              /s/ LAWRENCE T. ROLAND
   -------------------------------------------      Director
                Lawrence T. Roland

                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

   -------------------------------------------      Director
                J. Patrick Barrett

              /s/ LOUIS G. MARCOCCIA
   -------------------------------------------      Director
                Louis G. Marcoccia

              /s/ GABRIEL L. SHAHEEN
   -------------------------------------------      Director
                Gabriel L. Shaheen



                         (A majority of the Directors)